SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 27, 2021
KT Corporation

By:	/s/ Seunghoon Chi

Name: Seunghoon Chi
Title: Vice President

By:	/s/ Ginah Yun

Name: Ginah Yun
Title: Director

KT Corporation and Subsidiaries

Consolidated Interim Financial Statements

June 30, 2021 and 2020

KT Corporation and Subsidiaries

Index

June 30, 2021 and 2020

Page(s)
Report on Review of Interim Financial Statements	1 – 2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	3 – 4

Consolidated Interim Statements of Profit or Loss	5

Consolidated Interim Statements of Comprehensive Income	6

Consolidated Interim Statements of Changes in Equity	7 – 8

Consolidated Interim Statements of Cash Flows	9 – 10

Notes to the Consolidated Interim Financial Statements	11 – 62

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying consolidated interim financial statements of KT Corporation and its subsidiaries (collectively referred to as the “Group”). These financial statements consist of the consolidated interim statement of financial position of the Group as at June 30, 2021, and the related consolidated interim statements of profit or loss and comprehensive income for the three-month and six-month periods ended June 30, 2021 and 2020, and consolidated interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2021 and 2020, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying consolidated interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Other Matters

We have audited the consolidated statement of financial position of the Group as at December 31, 2020, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 9, 2021. The consolidated statement of financial position as at December 31, 2020, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2020.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

August 17, 2021

Seoul, Korea

This report is effective as of August 17, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

June 30, 2021 and December 31, 2020

(in millions of Korean won)	Notes	June 30, 2021 (Unaudited)		December 31, 2020
Assets

Current assets
Cash and cash equivalents	4	~~W~~	3,096,957	~~W~~	2,634,624
Trade and other receivables, net	4,5		4,990,287		4,902,471
Other financial assets	4,6		1,094,074		1,202,840
Current tax assets			864		2,059
Inventories, net	7		474,101		534,636
Current assets held for sale	9		53,662		1,198
Other current assets	8		1,985,375		1,876,352

Total current assets			11,695,320		11,154,180

Non-current assets
Trade and other receivables, net	4,5		1,143,243		1,250,769
Other financial assets	4,6		445,974		544,347
Property and equipment, net	10		13,627,330		14,206,119
Right-of-use assets	17		1,223,040		1,217,179
Investment properties, net	10		1,645,889		1,368,453
Intangible assets, net	10		2,595,428		2,161,258
Investments in associates and joint ventures	11		555,306		557,881
Deferred tax assets			441,534		433,698
Other non-current assets	8		765,886		768,661

Total non-current assets			22,443,630		22,508,365

Total assets		~~W~~	34,138,950	~~W~~	33,662,545

KT Corporation and Subsidiaries

Consolidated Interim Statements of Financial Position

June 30, 2021 and December 31, 2020

(in millions of Korean won)	Notes	June 30, 2021 (Unaudited)		December 31, 2020
Liabilities

Current liabilities
Trade and other payables	4,12	~~W~~	5,741,654	~~W~~	6,210,099
Borrowings	4,13		945,888		1,418,114
Other financial liabilities	4, 6		475		2,493
Current tax liabilities			355,145		232,225
Provisions	14		158,571		165,990
Deferred income			77,179		60,252
Other current liabilities	8		1,046,771		1,103,299

Total current liabilities			8,325,683		9,192,472

Non-current liabilities
Trade and other payables	4,12		1,178,860		807,540
Borrowings	4,13		6,809,806		5,898,184
Other financial liabilities	4,6		207,610		260,676
Net defined benefit liabilities	15		449,644		378,087
Provisions	14		89,134		86,202
Deferred income	20		172,686		149,050
Deferred tax liabilities			366,837		429,331
Other non-current liabilities	8		874,917		909,570

Total non-current liabilities			10,149,494		8,918,640

Total liabilities			18,475,177		18,111,112

Equity attribute to owners of the Controlling Company

Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	18		12,506,124		12,155,420
Accumulated other comprehensive income			35,940		86,051
Other components of equity	19		(1,398,232)		(1,234,784)

			14,148,589		14,011,444
Non-controlling interests			1,515,184		1,539,989

Total equity			15,663,773		15,551,433

Total liabilities and equity		~~W~~	34,138,950	~~W~~	33,662,545

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Profit or Loss

Three-Month and Six-Month Periods Ended June 30, 2021 and 2020

		Periods Ended June 30
(in millions of Korean won, except per share amounts)	Notes	2021 (Unaudited)				2020 (Unaudited)
		Three months		Six months		Three months		Six months
Operating revenue	20	~~W~~	6,027,612	~~W~~	12,057,038	~~W~~	5,876,503	~~W~~	11,708,219
Operating expenses	21		5,551,732		11,137,003		5,532,990		10,979,876

Operating profit			475,880		920,035		343,513		728,343
Other income	22		75,163		133,783		63,493		113,664
Other expenses	22		62,281		116,316		78,024		137,017
Finance income	23		70,364		256,783		24,066		265,714
Finance costs	23		64,500		237,171		38,807		285,208
Share of net profits (losses) of associates and joint ventures	11		28,085		33,751		(4,886)		(8,339)

Profit before income tax expense			522,711		990,865		309,355		677,157
Income tax expense	24		151,923		293,602		100,294		240,890

Profit for the period		~~W~~	370,788	~~W~~	697,263	~~W~~	209,061	~~W~~	436,267

Profit for the period attributable to:
Owners of the Controlling Company		~~W~~	338,817	~~W~~	641,441	~~W~~	178,091	~~W~~	387,026
Non-controlling interest			31,971		55,822		30,970		49,241

Earnings per share attributable to the equity holders of the Controlling Company during the period (in Korean won):	25
Basic earnings per share		~~W~~	1,446	~~W~~	2,719	~~W~~	726	~~W~~	1,578
Diluted earnings per share			1,445		2,717		726		1,577

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2021 and 2020

		Periods Ended June 30
(in millions of Korean won)	Notes	2021 (Unaudited)				2020 (Unaudited)
		Three months		Six months		Three months		Six months
Profit for the period		~~W~~	370,788	~~W~~	697,263	~~W~~	209,061	~~W~~	436,267

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities	15		5,403		9,144		(2,625)		(3,198)
Share of remeasurement gain of associates and joint ventures			(2,250)		(2,586)		(768)		72
Gain (loss) on valuation of equity instruments at fair value through other comprehensive income	6		11,296		15,873		92,972		40,969
Items that may be subsequently reclassified to profit or loss:
Valuation gain (loss) on cash flow hedges	6		9,604		49,855		(21,379)		74,179
Other comprehensive income from cash flow hedges reclassified to profit or loss			6,519		(44,126)		32,820		(77,209)
Share of other comprehensive income from associates and joint ventures			(17,305)		(21,771)		709		578
Exchange differences on translation of foreign operations			(3,228)		4,711		(11,954)		(9,907)

Other comprehensive income for the period, net of tax			10,039		11,100		89,775		25,484

Total comprehensive income for the period		~~W~~	380,827	~~W~~	708,363	~~W~~	298,836	~~W~~	461,751

Total comprehensive income for the period attributable to:
Owners of the Controlling Company		~~W~~	347,487	~~W~~	647,578	~~W~~	252,178	~~W~~	415,158
Non-controlling interests			33,340		60,785		46,658		46,593

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Six-Month Periods Ended June 30, 2021 and 2020

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance at January 1, 2020		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,633,780	~~W~~	194,934	~~W~~	(1,170,083)	~~W~~	13,663,388	~~W~~	1,520,160	~~W~~	15,183,548
Comprehensive income
Profit for the period			—		—		387,026		—		—		387,026		49,241		436,267
Remeasurements of net defined benefit liabilities	15		—		—		(502)		—		—		(502)		(2,696)		(3,198)
Valuation loss on cash flow hedge	6		—		—		—		(2,935)		—		(2,935)		(95)		(3,030)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		(13)		—		—		(13)		85		72
Share of other comprehensive income (loss) of associates and joint ventures			—		—		—		578		—		578		—		578
Gain (loss) on valuation of financial instruments at fair value through other comprehensive income			—		—		184,330		(149,086)		—		35,244		5,725		40,969
Exchange differences on translation of foreign operations			—		—		—		(4,240)		—		(4,240)		(5,667)		(9,907)

Total comprehensive income for the period			—		—		570,841		(155,683)		—		415,158		46,593		461,751

Transactions with owners
Dividends paid by the Controlling Company			—		—		(269,766)		—		—		(269,766)		—		(269,766)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(40,753)		(40,753)
Appropriations of loss on disposal of treasury stock			—		—		(1,690)		—		1,690		—		—		—
Change in ownership interest in subsidiaries			—		—		—		—		11,934		11,934		25,219		37,153
Disposal of treasury stock			—		—		—		—		3,640		3,640		—		3,640
Others			—		—		—		—		(3,092)		(3,092)		—		(3,092)

Subtotal			—		—		(271,456)		—		14,172		(257,284)		(15,534)		(272,818)

Balance at June 30, 2020 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,933,165	~~W~~	39,251	~~W~~	(1,155,911)	~~W~~	13,821,262	~~W~~	1,551,219	~~W~~	15,372,481

KT Corporation and Subsidiaries

Consolidated Statements of Changes in Equity

Six-Month Periods Ended June 30, 2021 and 2020

		Attributable to owners of the Controlling Company
(in millions of Korean won)	Notes	Share capital		Share premium		Retained earnings		Accumulated other comprehensive income		Other components of equity		Total		Non-controlling interest		Total equity
Balance as at January 1, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,155,420	~~W~~	86,051	~~W~~	(1,234,784)	~~W~~	14,011,444	~~W~~	1,539,989	~~W~~	15,551,433
Comprehensive income
Profit for the period			—		—		641,441		—		—		641,441		55,822		697,263
Remeasurements of net defined benefit liabilities	15		—		—		5,991		—		—		5,991		3,153		9,144
Valuation gain on cash flow hedge	6		—		—		—		5,698		—		5,698		31		5,729
Share of other comprehensive income (loss) of associates and joint ventures			—		—		—		(17,974)		—		(17,974)		(3,797)		(21,771)
Share of remeasurement of the net defined benefit liabilities of associates and joint ventures			—		—		(2,795)		—		—		(2,795)		209		(2,586)
Gain (loss) on valuation of financial instruments at fair value through other comprehensive income			—		—		53,052		(40,185)		—		12,867		3,006		15,873
Exchange differences on translation of foreign operations			—		—		—		2,350		—		2,350		2,361		4,711

Total comprehensive income for the period			—		—		697,689		(50,111)		—		647,578		60,785		708,363

Transactions with owners
Dividends paid by the Controlling Company			—		—		(326,487)		—		—		(326,487)		—		(326,487)
Dividends paid to non-controlling interest of subsidiaries			—		—		—		—		—		—		(23,762)		(23,762)
Appropriations of loss on disposal of treasury stock			—		—		(20,498)		—		20,498		—		—		—
Change in consolidation scope			—		—		—		—		—		—		(55,344)		(55,344)
Change in ownership interest in subsidiaries			—		—		—		—		3,600		3,600		(6,484)		(2,884)
Acquisition of treasury stock			—		—		—		—		(190,105)		(190,105)		—		(190,105)
Others			—		—		—		—		2,559		2,559		—		2,559

Subtotal			—		—		(346,985)		—		(163,448)		(510,433)		(85,590)		(596,023)

Balance as at June 30, 2021 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	12,506,124	~~W~~	35,940	~~W~~	(1,398,232)	~~W~~	14,148,589	~~W~~	1,515,184	~~W~~	15,663,773

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2021 and 2020

		Six-Month Period Ended June 30
(in millions of Korean won)	Notes	2021 (Unaudited)		2020 (Unaudited)
Cash flows from operating activities
Cash generated from operations	26	~~W~~	2,858,006	~~W~~	2,407,736
Interest paid			(132,813)		(125,831)
Interest received			131,300		125,013
Dividends received			36,298		13,019
Income tax paid			(235,372)		7,092

Net cash inflow from operating activities			2,657,419		2,427,029

Cash flows from investing activities
Collection of loans			29,342		35,030
Disposal of financial assets at fair value through profit or loss			221,346		196,776
Disposal of financial assets at amortized cost			458,509		194,600
Disposal of financial assets at fair value through comprehensive income			206,840		350,964
Disposal of assets held-for-sale			—		342
Disposal of investments in associates and joint ventures			8,716		110
Disposal of property and equipment and investment properties			28,536		13,558
Disposal of intangible assets			5,545		5,795
Disposal of right-of-use assets			707		213
Increase in cash due to business combination			—		11,045
Loans granted			(20,659)		(22,293)
Acquisition of financial assets at fair value through profit or loss			(253,533)		(369,455)
Acquisition of financial assets at amortized cost			(222,314)		(261,137)
Acquisition of financial assets at fair value through other comprehensive income			(16,130)		(38)
Acquisition of investments in associates and joint ventures			(16,300)		(59,408)
Acquisition of property and equipment and investment properties			(1,715,380)		(1,650,921)
Acquisition of intangible assets			(536,264)		(431,371)
Acquisition of right-of-use assets			(2,982)		(5,228)
Decrease in cash due to business combination			(32,640)		—

Net cash outflow from investing activities			(1,856,661)		(1,991,418)

KT Corporation and Subsidiaries

Consolidated Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2021 and 2020

		Six-Month Period Ended June 30
(in millions of Korean won)	Notes	2021 (Unaudited)		2020 (Unaudited)
Cash flows from financing activities
Proceeds from borrowings			1,341,964		1,036,111
Cash inflow from consolidated capital transactions			35,250		33,457
Cash inflow from other financing activities			5,780		—
Repayments of borrowings			(972,346)		(455,516)
Dividends paid			(350,249)		(310,519)
Decrease in finance lease liabilities			(206,916)		(88,484)
Decrease in other financal liabilities			—		(13,674)
Transactions with non-controlling shareholders			—		(1,128)
Acquisition of treasury stock			(193,625)		—

Net cash inflow (outflow) from financing activities			(340,142)		200,247

Effect of exchange rate change on cash and cash equivalents			1,717		484

Net increase in cash and cash equivalents			462,333		636,342
Cash and cash equivalents

Beginning of the period			2,634,624		2,305,894

End of the period		~~W~~	3,096,957	~~W~~	2,942,236

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

1.	General Information

The consolidated financial statements include the accounts of KT Corporation, which is the controlling company as defined under Korean IFRS 1110 Consolidated Financial Statements, and its 62 controlled subsidiaries as described in Note 1.2 (collectively referred to as the “Group”).

1.1	The Controlling Company

KT Corporation (the “Controlling Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The headquarters are located in Seongnam City, Gyeonggi Province, Republic of Korea, and the address of its registered head office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province.

On October 1, 1997, upon the announcement of the Government-Investment Enterprises Management Basic Act and the Privatization Law, the Controlling Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Controlling Company’s shares were listed on the Korea Stock Exchange.

On May 29, 1999, the Controlling Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-owned shares were issued at the New York Stock Exchange.

In 2002, the Controlling Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at June 30, 2021, the Korean government does not own any shares in the Controlling Company.

1.2	Consolidated Subsidiaries

The consolidated subsidiaries as at June 30, 2021 and December 31, 2020, are as follows:

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	June 30, 2021	December 31, 2020	Closing month
KT Linkus Co., Ltd.	Public telephone maintenance	Korea	92.40%	92.40%	December
KT Submarine Co., Ltd. [2,4]	Submarine cable construction and maintenance	Korea	39.30%	39.30%	December
KT Telecop Co., Ltd.	Security service	Korea	86.80%	86.80%	December
KT Hitel Co., Ltd.	Data communication	Korea	67.10%	67.10%	December
KT Service Bukbu Co., Ltd.	Opening services of fixed line	Korea	67.30%	67.30%	December
KT Service Nambu Co., Ltd.	Opening services of fixed line	Korea	77.30%	77.30%	December
KT Commerce Inc.	B2C, B2B service	Korea	100.00%	100.00%	December
KT Strategic Investment Fund No.2	Investment fund	Korea	100.00%	100.00%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	June 30, 2021	December 31, 2020	Closing month
KT Strategic Investment Fund No.3	Investment fund	Korea	100.00%	100.00%	December
KT Strategic Investment Fund No.4	Investment fund	Korea	100.00%	100.00%	December
KT Strategic Investment Fund No.5	Investment fund	Korea	100.00%	100.00%	December
BC-VP Strategic Investment Fund No.1	Investment fund	Korea	100.00%	100.00%	December
BC Card Co., Ltd.	Credit card business	Korea	69.50%	69.50%	December
VP Inc.	Payment security service for credit card, others	Korea	50.90%	50.90%	December
H&C Network	Call center for financial sectors	Korea	100.00%	100.00%	December
BC Card China Co., Ltd.	Software development and data processing	China	100.00%	100.00%	December
INITECH Co., Ltd. [4]	Internet banking ASP and security solutions	Korea	58.20%	58.20%	December
Smartro Co., Ltd.	VAN (Value Added Network) business	Korea	64.50%	64.50%	December
KTDS Co., Ltd. [4]	System integration and maintenance	Korea	95.50%	95.50%	December
KT M Hows Co., Ltd.	Mobile marketing	Korea	88.70%	90.00%	December
KT M&S Co., Ltd.	PCS distribution	Korea	100.00%	100.00%	December
GENIE Music Corporation (KT Music Corporation) [2,4]	Online music production and distribution	Korea	36.20%	36.20%	December
KT MOS Bukbu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	100.00%	100.00%	December
KT MOS Nambu Co., Ltd. [4]	Telecommunication facility maintenance	Korea	98.40%	98.40%	December
KT Skylife Co., Ltd. [4]	Satellite broadcasting business	Korea	50.30%	50.30%	December
Skylife TV Co., Ltd.	TV contents provider	Korea	100.00%	92.60%	December
KT Estate Inc.	Residential building development and supply	Korea	100.00%	100.00%	December
KT AMC Co., Ltd.	Asset management and consulting services	Korea	100.00%	100.00%	December
NEXR Co., Ltd.	Cloud system implementation	Korea	100.00%	100.00%	December
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)	Data center development and related service	Korea	100.00%	100.00%	December
KT Sat Co., Ltd.	Satellite communication business	Korea	100.00%	100.00%	December
Nasmedia, Co., Ltd.[3,4]	Solution provider and IPTV advertisement sales business	Korea	44.00%	44.00%	December
KT Sports Co., Ltd.	Management of sports group	Korea	100.00%	100.00%	December
KT Music Contents Fund No.1	Music contents investment business	Korea	80.00%	80.00%	December
KT Music Contents Fund No.2	Music contents investment business	Korea	100.00%	100.00%	December
KT-Michigan Global Content Fund	Content investment business	Korea	88.60%	88.60%	December
Autopion Co., Ltd.	Information and communication service	Korea	100.00%	100.00%	December
KTCS Corporation [2,4]	Database and online information provider	Korea	32.20%	31.90%	December
KTIS Corporation [2,4]	Database and online information provider	Korea	31.40%	30.80%	December
KT M Mobile Co., Ltd.	Special category telecommunications operator and sales of communication device	Korea	100.00%	100.00%	December
KT Investment Co., Ltd.	Technology business finance	Korea	100.00%	100.00%	December
Whowho&Company Co., Ltd.	Software development and supply	Korea	100.00%	100.00%	December
PlayD Co., Ltd. (N Search Marketing Co., Ltd.)	Advertising agency	Korea	70.40%	70.40%	December

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

			Controlling percentage ownership[1] (%)
Subsidiary	Type of business	Location	June 30, 2021	December 31, 2020	Closing month
Next Connect PFV	Residential building development and supply	Korea	100.00%	100.00%	December
KT Rwanda Networks Ltd.	Network installation and management	Rwanda	51.00%	51.00%	December
AOS Ltd.	System integration and maintenance	Rwanda	51.00%	51.00%	December
KT Japan Co., Ltd.	Foreign telecommunication business	Japan	100.00%	100.00%	December
KT Dutch B.V.	East Telecom management	Netherlands	100.00%	100.00%	December
East Telecom LLC	Fixed line internet business	Uzbekistan	91.60%	91.60%	December
KT America, Inc.	Foreign investment business	USA	100.00%	100.00%	December
PT. BC Card Asia Pacific	Software development and supply	Indonesia	99.90%	99.90%	December
KT Hong Kong Telecommunications Co., Ltd.	Fixed line telecommunication business	Hong Kong	100.00%	100.00%	December
Korea Telecom Singapore Pte. Ltd.	Foreign investment business	Singapore	100.00%	100.00%	December
Texnoprosistem LLP	Fixed line internet business	Uzbekistan	100.00%	100.00%	December
Nasmedia Thailand Company Limited	Internet advertising solution	Thailand	99.90%	99.90%	December
KT Huimangjieum	Manufacturing	Korea	100.00%	100.00%	December
K-REALTY RENTAL HOUSING REIT 3	Residential building	Korea	88.60%	88.60%	December
Storywiz	Contents and software development and supply	Korea	100.00%	100.00%	December
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	Telecommunication facility construction and maintenance	Korea	100.00%	100.00%	December
KT Studio Genie Co., Ltd.	Data communication service and data communication construction business	Korea	100.00%	—	December
KHS Corporation	Operation and maintenance of facilities	Korea	100.00%	—	December
Lolab Co., Ltd.	Truck transportation and trucking arrangement business	Korea	51.00%	—	December

[1]	Sum of the ownership interests owned by the Controlling Company and subsidiaries.
[2]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company can exercise the majority voting rights in its decision-making process at all times considering the historical voting pattern at the shareholders’ meetings.

[3]

Although the Controlling Company owns less than 50% ownership in this entity, this entity is consolidated as the Controlling Company holds the majority of voting right based on an agreement with other investors.

[4]	The number of subsidiaries’ treasury stock is deducted from the total number of shares when calculating the controlling percentage ownership.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

1.3	Changes in Scope of Consolidation

Subsidiaries newly included/merged in the consolidation during the six-month period ended June 30, 2021:

Changes	Location	Name of subsidiary	Reason
Included	Korea	KT Studio Genie Co., Ltd.	Newly established
Included	Korea	Lolab	Newly established
Included	Korea	KHS Corporation	Transferred
Excluded	Belgium	KT Belgium	Liquidated
Excluded	Korea	KT Powertel Co., Ltd.	Shares disposed
Excluded	China	Korea Telecom China Co., Ltd.	Liquidated
Excluded	Poland	KBTO Sp.z o. o.	Liquidated
Excluded	Korea	GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	Liquidated

Summarized information for consolidated subsidiaries as at June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020, is as follows:

	June 30, 2021
(in millions of Korean won)	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period
KT Linkus Co., Ltd.	~~W~~	53,332	~~W~~	51,323	~~W~~	37,623	~~W~~	(2,265)
KT Submarine Co., Ltd.		115,248		12,943		15,747		156
KT Telecop Co., Ltd.		343,523		217,358		249,878		1,201
KT Hitel Co., Ltd.		281,180		85,454		196,101		(4,747)
KT Service Bukbu Co., Ltd.		54,791		50,767		113,197		(247)
KT Service Nambu Co., Ltd.		61,299		54,802		134,043		(225)
BC Card Co., Ltd. [1]		3,386,003		2,058,801		1,746,343		37,096
H&C Network [1]		258,310		49,079		156,080		1,276
Nasmedia Co., Ltd. [1]		423,677		218,524		56,915		11,756
KTDS Co., Ltd. [1]		158,399		99,974		255,498		11,456
KT M Hows Co., Ltd.		95,082		63,675		27,364		2,928
KT M&S Co., Ltd.		234,113		197,969		316,036		2,190
GENIE Music Corporation (KT Music Corporation)		255,318		86,109		122,128		6,144
KT MOS Bukbu Co., Ltd.		31,860		24,119		33,411		1,746
KT MOS Nambu Co., Ltd.		32,713		22,533		33,331		1,359
KT Skylife Co., Ltd. [1]		943,388		175,328		341,996		38,559
KT Estate Inc. [1]		1,702,537		333,412		129,434		4,896
KTGDH Co., Ltd. (KTSB Data Service Co., Ltd.)		11,339		1,739		2,189		267
KT Sat Co., Ltd.		603,088		54,482		84,898		10,196

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

	June 30, 2021
(in millions of Korean won)	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
KT Sports Co., Ltd.	36,476	26,354	24,123	(1,500)
KT Music Contents Fund No.1	5,136	1,505	329	312
KT Music Contents Fund No.2	14,925	150	178	38
KT-Michigan Global Content Fund	10,228	77	29	(56)
Autopion Co., Ltd.	4,895	4,352	2,083	(394)
KT M Mobile Co., Ltd.	127,628	36,169	95,199	(5,901)
KT Investment Co., Ltd. [1]	107,714	85,584	12,988	197
KTCS Corporation [1]	357,023	180,000	434,984	12,908
KTIS Corporation	321,490	143,863	225,491	8,777
Next Connect PFV	470,466	118,223	—	(4,754)
KT Japan Co., Ltd.[1]	1,379	2,528	698	(171)
KT Dutch B.V. [1]	33,607	11,106	12,034	4,315
KT America, Inc.	4,536	56	3,158	118
KT Rwanda Networks Ltd. [2]	115,317	207,937	11,613	(13,769)
AOS Ltd. [2]	12,514	3,807	4,106	1,020
KT Hong Kong Telecommunications Co., Ltd.	6,804	2,720	8,034	335
KT Huimangjieum [1]	5,301	2,875	5,194	419
Storywiz	20,399	10,559	8,900	(1,693)
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	87,201	48,616	82,944	(2,558)
KT Studio Genie Co., Ltd.	54,441	4,108	—	(2,313)
Lolab Co., Ltd.	4,299	567	—	—

	December 31, 2020				June 30, 2020
(in millions of Korean won)	Total assets		Total liabilities		Operating revenues		Profit (loss) for the period
KT Powertel Co., Ltd.	~~W~~	119,694	~~W~~	18,833	~~W~~	27,690	~~W~~	2,153
KT Linkus Co., Ltd.		58,372		54,022		41,725		(2,566)
KT Submarine Co., Ltd.		116,813		14,032		36,023		1,698
KT Telecop Co., Ltd.		318,456		193,737		158,320		(1,125)
KT Hitel Co., Ltd.		288,949		92,599		161,998		(4,099)
KT Service Bukbu Co., Ltd.		60,825		56,554		105,215		(1,293)
KT Service Nambu Co., Ltd.		58,182		51,460		124,683		(3,282)
BC Card Co., Ltd. [1]		3,084,398		1,778,751		1,666,561		53,789
H&C Network [1]		269,651		61,365		160,284		462
Nasmedia Co., Ltd. [1]		422,039		221,371		51,764		9,188
KTDS Co., Ltd. [1]		183,297		133,129		207,060		3,340
KT M Hows Co., Ltd.		104,704		76,315		19,541		3,461

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

	December 31, 2020		June 30, 2020
(in millions of Korean won)	Total assets	Total liabilities	Operating revenues	Profit (loss) for the period
KT M&S Co., Ltd.	231,260	197,306	319,535	(1,244)
GENIE Music Corporation	250,538	88,488	122,348	4,143
KT MOS Bukbu Co., Ltd.	32,167	26,070	30,989	482
KT MOS Nambu Co., Ltd.	33,765	24,947	33,923	1,820
KT Skylife Co., Ltd. [1]	919,476	175,039	345,584	39,637
KT Estate Inc. [1]	1,689,601	325,429	211,102	8,436
KTGDH Co., Ltd.	11,003	1,669	2,097	276
KT Sat Co., Ltd.	630,740	92,791	86,674	5,126
KT Sports Co., Ltd.	26,572	14,940	20,260	(2,115)
KT Music Contents Fund No.1	4,844	1,525	222	175
KT Music Contents Fund No.2	15,021	285	39	(106)
KT-Michigan Global Content Fund	10,382	175	99	—
Autopion Co., Ltd.	4,903	4,961	3,663	(202)
KT M Mobile Co., Ltd.	129,011	27,281	82,150	(861)
KT Investment Co., Ltd. [1]	115,627	93,695	1,466	556
KTCS Corporation [1]	384,919	215,175	424,708	6,951
KTIS Corporation	294,289	126,894	223,054	8,519
Next Connect PFV	394,268	37,271	8	(288)
KT Japan Co., Ltd.[1]	2,694	2,622	905	(38)
Korea Telecom China Co., Ltd.	381	21	426	97
KT Dutch B.V. [1]	29,585	10,109	14,679	3,231
KT America, Inc.	4,498	125	3,197	169
KT Rwanda Networks Ltd. [2]	114,768	191,781	8,559	(16,470)
KT Belgium	87,608	—	—	1
KBTO sp.zo.o.	438	117	373	(2,230)
AOS Ltd. [2]	11,812	3,875	2,787	265
KT Hong Kong Telecommunications Co., Ltd.	6,159	2,800	8,390	761
KT Huimangjieum	3,720	2,787	1,598	208
GE Premier 1st Corporate Restructuring Real Estate Investment Trust Co.	5,703	1,165	153	30
Storywiz Co., Ltd.	21,594	10,065	4,334	(567)
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)	138,220	102,963	60,366	1,331

[1]	These companies are the intermediate controlling companies of other subsidiaries and the above financial information is from their consolidated financial statements.
[2]	At the end of the reporting period, convertible preferred stock issued by subsidiaries is included in liabilities.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated interim financial statements of the Group as at and for the six-month periods ended June 30, 2021, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These consolidated interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as at June 30, 2021.

2.2	Changes in Accounting Policies and Disclosures

(1)	New and amended standards and interpretations adopted by the Group

The Group has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2021.

•	Amendments to Korean IFRS 1116 Lease – Practical expedient for COVID-19 – Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, and the amounts recognized in profit or loss as a result of applying this exemption should be disclosed. The amendments do not have a significant impact on the financial statements.

•

Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement, Korean IFRS 1107 Financial Instruments: Disclosure, Korean IFRS 1104 Insurance Contracts and Korean IFRS 1116 Lease – Interest Rate Benchmark Reform (Second revision)

In relation to interest rate benchmark reform, the amendments provide exceptions including adjust effective interest rate instead of book amounts when interest rate benchmark of financial instruments at amortized costs is replaced, and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The Group does not expect that these amendments have a significant impact on financial statements.

(2)	New standards and interpretations not yet adopted by the Group

Certain new accounting standard and interpretation that have been published but have not been early adopted by the Group, are set out below.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

•	Amendments to Korean IFRS 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1016 Property, Plant and Equipment – Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group is reviewing for the impact of these amendments on the financial statements

•	Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

•	Korean IFRS 1101 First Time Adoption of Korean International Financial Reporting Standards – Subsidiaries That Are First-Time Adopters

•	Korean IFRS 1109 Financial Instruments – Fees Related to the 10% Test for Derecognition of Financial Liabilities

•	Korean IFRS 1116 Leases – Lease Incentives

•	Korean IFRS 1041 Agriculture – Measuring Fair Value

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-Current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Group is reviewing for the impact of these amendments on the financial statements.

•	Amendments to Korean IFRS 1116 Lease – Concession on COVID-19—Related Rent Concessions Beyond June 30, 2021

The application of the practical expedient where a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification is extended to lease payments originally due on or before June 30, 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendment should be applied for annual periods beginning on or after April 1, 2021, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

2.3	Significant Accounting Policies

Significant accounting policies and method of computation used in the preparation of the consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2020, except for the changes due to the application of amendment and enactments of standards described in Note 2.1 (1) and the one described below.

(1)	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

The spread of COVID-19 has been a material impact on domestic and global economy. It may have a negative impact; such as, decrease in productivity, decrease or delay in sales, collection of existing receivables and others. Accordingly, it may have a negative impact on the financial position and financial performance of the Group, and the impact is expected to be continued to the consolidated annual financial statements in 2021.

Significant accounting estimates and assumptions applied in the preparation of the consolidated interim financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Group’s business, financial position and financial performance cannot presently determined.

4.	Financial Instruments by Category

Financial instruments by category as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	3,096,957	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	3,096,957
Trade and other receivables[1]		5,195,790		—		881,466		—		6,077,256
Other financial assets		396,705		1,018,059		102,198		23,086		1,540,048

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

(in millions of Korean won)	June 30, 2021
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	6,920,514	~~W~~	—	~~W~~	—	~~W~~	6,920,514
Borrowings		7,755,694		—		—		7,755,694
Other financial liabilities		139,978		5,058		63,049		208,085

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	December 31, 2020
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	2,634,624	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,634,624
Trade and other receivables[1]		4,976,423		—		1,118,619		—		6,095,042
Other financial assets		671,068		809,919		258,516		7,684		1,747,187

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

(in millions of Korean won)	December 31, 2020
Financial liabilities	Financial liabilities at amortized cost		Financial liabilities at fair value through profit and loss		Derivatives used for hedging		Total
Trade and other payables	~~W~~	7,017,639	~~W~~	—	~~W~~	—	~~W~~	7,017,639
Borrowings		7,316,298		—		—		7,316,298
Other financial liabilities		132,558		2,682		127,929		263,169

5.	Trade and Other Receivables

Trade and other receivables as at June 30, 2021 and December 31, 2020, are as follows:

	June 30, 2021
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,304,634	~~W~~	(325,985)	~~W~~	(8,356)	~~W~~	2,970,293
Other receivables		2,117,812		(95,061)		(2,757)		2,019,994

	~~W~~	5,422,446	~~W~~	(421,046)	~~W~~	(11,113)	~~W~~	4,990,287

Non-current assets
Trade receivables		721,407		(3,141)		(23,885)		694,381
Other receivables		568,425		(104,115)		(15,448)		448,862

	~~W~~	1,289,832	~~W~~	(107,256)	~~W~~	(39,333)	~~W~~	1,143,243

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

	December 31, 2020
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	3,388,099	~~W~~	(322,992)	~~W~~	(8,977)	~~W~~	3,056,130
Other receivables		1,948,108		(101,619)		(148)		1,846,341

	~~W~~	5,336,207	~~W~~	(424,611)	~~W~~	(9,125)	~~W~~	4,902,471

Non-current assets
Trade receivables	~~W~~	892,992	~~W~~	(4,323)	~~W~~	(34,716)	~~W~~	853,953
Other receivables		513,926		(102,985)		(14,125)		396,816

	~~W~~	1,406,918	~~W~~	(107,308)	~~W~~	(48,841)	~~W~~	1,250,769

Details of other receivables as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Loans	~~W~~	106,274	~~W~~	116,082
Receivables [1]		1,858,625		1,699,608
Accrued income		13,383		6,901
Refundable deposits		343,430		350,180
Loans receivable		223,362		150,527
Finance lease receivables		62,681		64,047
Others		60,277		60,416
Less: Provision for impairment		(199,176)		(204,604)

	~~W~~	2,468,856	~~W~~	2,243,157

[1]	As of June 30, 2021, the settlement receivables of BC Card Co., Ltd. of \ 1,120,297 million (December 31, 2020: \ 986,384 million) are included.

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at June 30, 2021.

The Group classifies a certain portion of trade receivables as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

6.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Other financial assets
Financial assets at amortized cost [1]	~~W~~	396,705	~~W~~	671,068
Financial assets at fair value through profit or loss [1,2]		1,018,059		809,919
Financial assets at fair value through other comprehensive income [1]		102,198		258,516
Derivatives used for hedging		23,086		7,684
Less: Non-current		(445,974)		(544,347)

Current	~~W~~	1,094,074	~~W~~	1,202,840

Other financial liabilities
Financial liabilities at amortized cost	~~W~~	139,978	~~W~~	132,558
Financial liabilities at fair value through profit or loss		5,058		2,682
Derivatives used for hedging		63,049		127,929
Less: Non-current		(207,610)		(260,676)

Current	~~W~~	475	~~W~~	2,493

[1]

As at June 30, 2021, the Group’s other financial assets amounting to ~~W~~ 120,798 million (December 31, 2020: ~~W~~ 104,442 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

[2]	As at June 30, 2021, MMW(Money Market Wrap) and MMT(Money Market Trust) amounting to \ 641,501 million (December 31, 2020: ~~W~~ 509,068 million) are included in other financial assets.

Details of financial assets at fair value through profit or loss as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Equity instruments (Listed)	~~W~~	34,903	~~W~~	46,449
Equity instruments (Unlisted)		43,933		83,017
Debt securities		939,209		680,453
Derivative held for trading		14		—

		1,018,059		809,919
Less: Non-current		(316,244)		(276,109)

Current	~~W~~	701,815	~~W~~	533,810

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at June 30, 2021.

Investment in Korea Software Financial Cooperative amounting to ~~W~~ 5,416 million is provided as collateral.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

Details of financial assets at fair value through other comprehensive income as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Equity instruments (Listed)	~~W~~	9,329	~~W~~	6,216
Equity instruments (Unlisted)		86,492		245,730
Debt securities		6,377		6,570

		102,198		258,516
Less: Non-current		(102,198)		(258,516)

Current	~~W~~	—	~~W~~	—

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income for these equity instruments is not reclassified to profit or loss, but to retained earnings. Upon disposal of debt securities, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

During the period ended June 30, 2021, the Group sold all of Mastercard Inc. shares. The fair value of the shares sold is ~~W~~ 206,840 million, and the cumulative amount recognized in comprehensive income after tax is ~~W~~ 156,359 million. Of these, ~~W~~ 53,052 million is reclassified as retained earnings attributable to owners of the Controlling Company.

Details of valuation of derivatives used for hedging as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021				December 31, 2020
	Assets		Liabilities		Assets		Liabilities
Interest rate swap [1]	~~W~~	—	~~W~~	463	~~W~~	—	~~W~~	1,078
Currency swap [2]		22,541		62,586		7,684		126,189
Currency forwards [3]		545		—		—		662

		23,086		63,049		7,684		127,929
Less: Non-current		(21,201)		(62,586)		(2,111)		(126,408)

Current	~~W~~	1,885	~~W~~	463	~~W~~	5,573	~~W~~	1,521

[1]	The interest rate swap contract is to hedge the risk of variability in future fair value of the borrowings.
[2]

The currency swap contract is to hedge the risk of variability in cash flow from the borrowings. In applying the cash flow hedge accounting, the Group hedges its exposures to cash flow fluctuation until September 7, 2034.

[3]	The currency forward contract is to hedge the risk of variability in cash flow from transactions in foreign currencies due to changes in foreign exchange rate.

The full value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

The valuation gains and losses on the derivative contracts for the six-month periods ended June 30, 2021 and 2020, are as follows:

	2021						2020
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income[1]		Valuation gain		Valuation loss		Other comprehensive income[1]
Interest rate swap	~~W~~	—	~~W~~	—	~~W~~	(2)	~~W~~	—	~~W~~	—	~~W~~	(1,605)
Currency swap		82,573		14,703		67,412		108,063		7,062		102,824
Currency forwards		839		—		—		3,174		—		—

	~~W~~	83,412	~~W~~	14,703	~~W~~	67,410	~~W~~	111,237	~~W~~	7,062	~~W~~	101,219

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~ 6,681 Smillion for the period ended June 30, 2021 (six-month period ended June 30, 2020: valuation gain of ~~W~~ 2,537 million).

Details of financial liabilities at fair value through profit or loss at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Financial liabilities at fair value through profit or loss
Derivative liabilities held for trading	~~W~~	2,421	~~W~~	45
Consideration for conversion rights		2,637		2,637

	~~W~~	5,058	~~W~~	2,682

The valuation gain and loss on financial liabilities at fair value through profit or loss for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Valuation gain		Valuation loss		Valuation gain		Valuation loss
Derivative liabilities held for trading	~~W~~	1,312	~~W~~	111	~~W~~	82	~~W~~	19

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

7.	Inventories

Inventories as at June 30, 2021 and December 31, 2020, are as follows:

	June 30, 2021						December 31, 2020
(in millions of Korean won)	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	534,433	~~W~~	(102,183)	~~W~~	432,250	~~W~~	650,856	~~W~~	(133,224)	~~W~~	517,632
Others		41,851		—		41,851		17,004		—		17,004

	~~W~~	576,284	~~W~~	(102,183)	~~W~~	474,101	~~W~~	667,860	~~W~~	(133,224)	~~W~~	534,636

Cost of inventories recognized as expenses for the six-month period ended June 30, 2021, amounts to \ 1,722,158 million (six-month period ended June 30, 2020: \ 1,752,959 million) and recovery of valuation loss on inventory amounts to \ 31,041 million for the six-month period ended June 30, 2021 (six-month period ended June 30, 2020: valuation loss of \ 10,495 million).

8.	Other Assets and Liabilities

Other assets and liabilities as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Other assets
Advance payments	~~W~~	234,193	~~W~~	168,302
Prepaid expenses [1]		116,965		66,578
Contract cost [1]		1,726,733		1,804,948
Contract assets [1]		660,991		586,438
Others		12,379		18,747
Less: Non-current		(765,886)		(768,661)

Current	~~W~~	1,985,375	~~W~~	1,876,352

Other liabilities
Advances received [1]	~~W~~	306,882	~~W~~	328,491
Withholdings		93,314		105,415
Unearned revenue [1]		41,062		29,593
Lease liabilities		1,126,504		1,143,640
Contract liabilities [1]		332,413		384,133
Others		21,513		21,597
Less: Non-current		(874,917)		(909,570)

Current	~~W~~	1,046,771	~~W~~	1,103,299

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 20).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

9.	Assets Held for Sale

During the first half of the year, the consolidated company decided to sell some real estate and other assets and classified them as assets held for sale. The specific details of assets held for sale are as follows.

(in millions of Korean won)	2021
Land	~~W~~	36,676
Building		16,898
Others		88

Total	~~W~~	53,662

The price of sale was expected to exceed the carrying amount of net assts, and as a result, no impairment was recognized for the segment classified as held for sale.

10.	Property and Equipment, Investment Properties, and Intangible Assets

Changes in property and equipment for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning, net	~~W~~	14,206,119	~~W~~	13,785,299
Acquisition and capital expenditure		1,028,690		1,106,069
Disposal and termination		(45,289)		(37,208)
Depreciation		(1,293,979)		(1,279,453)
Transfer to investment property		(171,137)		(139,437)
Scope change		(5,040)		—
Transfer to assets held for sale		(41,185)		—
Others		(50,849)		19,252

Ending, net	~~W~~	13,627,330	~~W~~	13,454,522

Details of property and equipment provided as collateral as at June 30, 2021 and December 31, 2020, are as follows:

	June 30, 2021
(in millions of Korean won)	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	11,536	~~W~~	15,587	Borrowings	~~W~~	3,072	Industrial Bank of Korea/Korea Development Bank

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

	December 31, 2020
(in millions of Korean won)	Carrying amount		Secured amount		Related line item	Related amount		Secured party
Land and Buildings	~~W~~	11,644	~~W~~	15,502	Borrowings	~~W~~	3,072	Industrial Bank of Korea/Korea Development Bank
		4,142		249	Deposits		249	K Bank Inc.

Changes in investment properties for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning, net	~~W~~	1,368,453	~~W~~	1,387,430
Acquisition		163,216		7,760
Disposal		(1,907)		(654)
Depreciation		(24,262)		(35,367)
Transfer from (to) property and equipment		171,137		139,437
Scope change		(91)		—
Transfer to assets held for sale		(11,279)		—
Others		(19,378)		(7,072)

Ending, net	~~W~~	1,645,889	~~W~~	1,491,534

As at June 30, 2021, the Group (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ~~W~~ 66,851 million for one year or less, ~~W~~ 95,765 million more than one year and less than five years, ~~W~~ 72,499 million over five years, and ~~W~~ 235,115 million in total.

Details of investment properties provided as collateral as at June 30, 2021 and December 31, 2020, are as follows:

	June 30, 2021
(in millions of Korean won)	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	759,671	~~W~~	60,976	Deposits	~~W~~	54,624
Land and Buildings		2,818		3,513	Borrowings		2,928

	December 31, 2020
(in millions of Korean won)	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	790,414	~~W~~	62,968	Deposits	~~W~~	56,247
Land and Buildings		2,861		3,434	Borrowings		2,928

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

Changes in intangible assets for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning, net	~~W~~	2,161,258	~~W~~	2,834,037
Acquisition and capital expenditure		739,639		91,604
Disposal and termination		(4,865)		(6,810)
Amortization		(301,117)		(320,672)
Impairment		(6,802)		—
Others		7,315		49,377

Ending, net	~~W~~	2,595,428	~~W~~	2,647,536

The carrying amount of membership rights and others, excluding goodwill, with indefinite useful life not subject to amortization is ~~W~~ 220,697 million as at June 30, 2021 (December 31, 2020: ~~W~~ 221,099 million).

In April 2021, the Group was reassigned with a portion of the 1.8GHz and 900MHz bands in accordance with Article 11 of the Radio Waves Act (frequency allocation based on consideration). The payment for the frequency use right is ~~W~~ 547,800 million and ~~W~~ 141,300 million for the 1.8GHz and 900MHz bands, respectively. The Group plans to pay a portion of the consideration paid in a lump sum in June 2021, and the remainder in installments every year for the next five years.

Goodwill is allocated to the Group’s cash-generating unit which is identified by operating segments. As at June 30, 2021, goodwill allocated to each cash-generating unit is as follows:

(In millions of Korean won)
Operating Segment	Cash-Generating Unit	Amount
ICT	Mobile services[1]	~~W~~	65,057
Finance	BC Card Co., Ltd.[1]		41,234
Others	GENIE Music Corporation[1]		50,214
	PlayD Co., Ltd.[1]		42,745
	KT Telecop Co., Ltd. [1]		15,418
	KT MOS Bukbu Co., Ltd. and others		15,582

		~~W~~	230,250

[1]

The recoverable amounts of telecom wireless business, BC Card Co., Ltd. and KT Telecop Co., Ltd. are calculated based on value-in use calculations. The recoverable amounts of GENIE Music Corporation and PlayD Co., Ltd. are calculated based on fair value less costs to sell. These calculations use pre-tax cash flow projections for the next five years based on financial budgets. Cash flow that exceeds the period of financial budgets is projected by expected growth rate. This growth rate does not exceed the long-term average growth rate of the industry which the cash-generate unit belongs in. The Group estimated its revenue growth rate based on past performance and its expectation of future market changes. The Group determined cash flow projections based on past performance and its estimation of market growth. Specific risks of related operating segments are reflected in the discount rate.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

11.	Investments in Associates and Joint Ventures

Details of associates as at June 30, 2021 and December 31, 2020, are as follows:

	Percentage of ownership (%)		Location	Closing month
	June 30, 2021	December 31, 2020
KIF Investment Fund	33.3%	33.3%	Korea	December 31
KT-IBKC Future Investment Fund 1 [1]	50.0%	50.0%	Korea	December 31
K Bank Inc.	34.0%	34.0%	Korea	December 31
Hyundai Robotics Co., Ltd. [2]	10.0%	10.0%	Korea	December 31
IGIS Professional investors Private Investment Real Estate Investment LLC No 395	35.3%	35.3%	Korea	December 31

[1]

At the end of the reporting period, although the Group has 50% ownership, the equity method of accounting has been applied as the Group, which is a limited partner of the investment fund, cannot participate in determining the operating and financial policies.

[2]

At the end of the reporting period, although the Group has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Group has a significant influence in determining the operating and financial policies.

Changes in investments in associates and joint ventures for the six-month periods ended June 30, 2021 and 2020, are as follows:

	2021
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Investment Fund	~~W~~	170,155	~~W~~	—	~~W~~	6,654	~~W~~	(7,194)	~~W~~	169,615
KT-IBKC Future Investment Fund 1		16,190		(4,500)		1,888		—		13,578
K Bank Inc.		208,272		—		(3,477)		(6,908)		197,887
Hyundai Robotics Co., Ltd.		50,936		—		(298)		81		50,719
IGIS Professional investors Private Investment Real Estate Investment LLC No 395		17,786		—		(271)		—		17,515
Others		94,542		12,084		29,507		(30,141)		105,992

	~~W~~	557,881	~~W~~	7,584	~~W~~	34,003	~~W~~	(44,162)	~~W~~	555,306

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

	2020
(in millions of Korean won)	Beginning		Acquisition (Disposal)		Share of net profit (loss) from associates and joint ventures [1]		Others		Ending
KIF Investment Fund	~~W~~	163,975	~~W~~	—	~~W~~	(346)	~~W~~	(9,240)	~~W~~	154,389
KT-IBKC Future Investment Fund 1		14,100		—		768		—		14,868
KT-CKP New Media Investment Fund		134		(134)		—		—		—
K Bank Inc.		45,158		—		(9,920)		8		35,246
Hyundai Robotics Co., Ltd.		—		50,000		—		—		50,000
Others [1]		44,293		17,730		1,262		(2,359)		60,926

	~~W~~	267,660	~~W~~	67,596	~~W~~	(8,236)	~~W~~	(11,591)	~~W~~	315,429

[1]

KT Investment Co., Ltd., a subsidiary of the Group, recognized its share in net profit (loss) from associates and joint ventures as operating revenue and expense. These include its share in net loss from associates and joint ventures of ~~W~~ 252 million (six-month period ended June 30, 2020: net profit of ~~W~~ 103 million) recognized as operating revenue and expense during the period.

Summarized financial information of associates and joint ventures as at June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020, are as follows:

	June 30, 2021
(in millions of Korean won)	Assets		Liabilities		Operating revenue		Profit (loss) for the period
KIF Investment Fund	~~W~~	508,844	~~W~~	—	~~W~~	—	~~W~~	19,961
KT-IBKC Future Investment Fund 1		27,155		—		4,390		3,776
K Bank Inc.		12,133,965		11,616,383		110,100		(8,027)
Hyundai Robotics Co., Ltd.		450,702		151,300		100,303		(2,984)
IGIS Professional investors Private Investment Real Estate Investment LLC No 395		116,308		66,680		—		(44)

	December 31, 2020				June 30, 2020
(in millions of Korean won)	Assets		Liabilities		Operating revenue		Profit (loss) for the period
KIF Investment Fund	~~W~~	510,464	~~W~~	—	~~W~~	—	~~W~~	(1,036)
KT-IBKC Future Investment Fund 1		32,379		—		1,901		1,538
K Bank Inc		4,329,813		3,840,993		34,567		(44,920)
Hyundai Robotics Co., Ltd.		441,505		139,939		1,805		1,047
IGIS Professional investors Private Investment Real Estate Investment LLC No 395		116,853		66,459		—		—

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

Due to the discontinuance of equity method of accounting, the Group has not recognized loss from associates and joint ventures of ~~W~~ 488 million for the six-month period ended June 30, 2021 (six-month period ended June 30, 2020: profit of ~~W~~ 2,599 million). The accumulated comprehensive loss of associates and joint ventures as at June 30, 2021, which was not recognized by the Group, is ~~W~~ 8,716 million (December 31, 2020: ~~W~~ 8,228 million).

12.	Trade and Other Payables

Details of trade and other payables as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Current liabilities
Trade payables	~~W~~	1,094,511	~~W~~	1,239,717
Other payables		4,647,143		4,970,382

	~~W~~	5,741,654	~~W~~	6,210,099

Non-current liabilities
Trade payables	~~W~~	1,510	~~W~~	1,528
Other payables[1]		1,177,350		806,012

	~~W~~	1,178,860	~~W~~	807,540

[1]	As at June 30, 2021, other payables include residual considerations related to new frequency acquisitions (Note 10).

Details of other payables as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Non-trade payables [1]	~~W~~	3,731,859	~~W~~	3,841,227
Accrued expenses		1,117,570		933,978
Operating deposits		774,608		803,904
Others		200,456		197,285
Less: Non-current		(1,177,350)		(806,012)

Current	~~W~~	4,647,143	~~W~~	4,970,382

[1]

Settlement payables of BC Card Co., Ltd., a subsidiary of the Group, of ~~W~~ 1,175,676 million related to credit card transactions are included as at June 30, 2021 (December 31, 2020: ~~W~~ 1,007,171 million).

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

13.	Borrowings

Details of borrowings as at June 30, 2021 and December 31, 2020, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)			June 30, 2021		December 31, 2020
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	113,000	USD 100,000	~~W~~	108,800
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000	452,000	USD 400,000		435,200
MTNP notes	Aug. 7, 2022	2.625%	USD 400,000	452,000	USD 400,000		435,200
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.900%	USD 100,000	113,000	USD 100,000		108,800
MTNP notes	Jul. 6, 2021	0.380%	JPY 16,000,000	163,539	JPY 16,000,000		168,682
MTNP notes	Jul. 19, 2022	0.220%	JPY 29,600,000	302,548	JPY 29,600,000		312,061
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000	4,088	JPY 400,000		4,217
FR notes [2]	Nov. 1, 2024	LIBOR(3M)+0.980%	USD 350,000	395,500	USD 350,000		380,800
FR notes [2]	Jun. 19, 2023	SOR(6M)+0.500%	SGD 284,000	238,549	SGD 284,000		233,510
MTNP notes	Sep. 1, 2025	1.000%	USD 400,000	452,000	USD 400,000		435,200
The 180-2nd Public bond	Apr. 26, 2021	—	—	—	—		380,000
The 181-3rd Public bond	Aug. 26, 2021	4.090%	—	250,000	—		250,000
The 182-2nd Public bond	Oct. 28, 2021	4.310%	—	100,000	—		100,000
The 183-2nd Public bond	Dec. 22, 2021	4.090%	—	90,000	—		90,000
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—	160,000	—		160,000
The 184—2nd Public bond	Apr. 10, 2023	2.950%	—	190,000	—		190,000
The 184—3rd Public bond	Apr. 10, 2033	3.170%	—	100,000	—		100,000
The 186—3rd Public bond	Jun. 26, 2024	3.418%	—	110,000	—		110,000
The 186—4th Public bond	Jun. 26, 2034	3.695%	—	100,000	—		100,000
The 187—3rd Public bond	Sep. 2, 2024	3.314%	—	170,000	—		170,000
The 187—4th Public bond	Sep. 2, 2034	3.546%	—	100,000	—		100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—	240,000	—		240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—	50,000	—		50,000
The 189-2nd Public bond	Jan. 28, 2021	—	—	—	—		130,000

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won and foreign currencies in thousands)			June 30, 2021			December 31, 2020
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—		100,000	—		100,000
The 189-4rd Public bond	Jan. 28, 2036	2.351%	—		70,000	—		70,000
The 190-1st Public bond	Jan. 29, 2021	—	—		—	—		110,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%	—		150,000	—		150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—		170,000	—		170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—		70,000	—		70,000
The 191-1st Public bond	Jan. 14, 2022	2.048%	—		220,000	—		220,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—		80,000	—		80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—		110,000	—		110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—		90,000	—		90,000
The 192-1st Public bond	Oct. 11, 2022	1.550%	—		340,000	—		340,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—		100,000	—		100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—		50,000	—		50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—		110,000	—		110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%	—		150,000	—		150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—		70,000	—		70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—		20,000	—		20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—		60,000	—		60,000
The 194-1st Public bond	Jan. 26, 2024	1.127%	—		130,000	—		—
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—		140,000	—		—
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—		50,000	—		—
The 194-4th Public bond	Jan. 25, 2041	1.976%	—		80,000	—		—
The 195-1st Public bond	Jun. 10, 2024	1.387%	—		180,000	—		—
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—		80,000	—		—
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—		40,000	—		—
The 148th MTN	Jun. 23, 2023	1.513%	—		100,000	—		100,000
The 149-1st MTN	Mar. 08, 2024	1.440%	—		70,000	—		—
The 149-2nd MTN	Mar. 10, 2026	1.756%	—		30,000	—		—
The 150-1st MTN	Apr. 7, 2023	1.154%	—		20,000	—		—
The 150-2nd MTN	Apr. 8, 2024	1.462%	—		30,000	—		—
The 151-1st MTN	May. 12, 2023	1.191%	—		10,000	—		—
The 151-2nd MTN	May. 14, 2024	1.432%	—		40,000	—		—

Subtotal			—		7,306,224	—		6,962,470
Less: Current portion			—		(823,349)	—		(1,228,283)
Discount on bonds			—		(19,883)	—		(19,847)

Total			—	~~W~~	6,462,992	—	~~W~~	5,714,340

[1]

As at June 30, 2021, the Group has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTNP has been terminated since 2007.

[2]	The Libor (3M) and SOR (6M) is approximately 0.146% and 0.239% as at June 30, 2021.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

Convertible bonds

(in millions of Korean won)
Type	Issuance Date	Maturity	Annual Interest Rate	June 30, 2021		December 31, 2020
The 1st CB(Private) [1,2]	Jun. 5, 2020	Jun. 5, 2025	0.000%	~~W~~	8,000	~~W~~	8,000
Redemption premium					2,267		2,267
Bond discount issuance					(4,252)		(4,644)

Subtotal					6,015		5,623
Current portion					—		—

Total				~~W~~	6,015	~~W~~	5,623

[1]	Common shares of Storywiz are subject to conversion (appraisal period: June 5, 2021~ May 4, 2025).
[2]	Nominal interest rate and maturity yield is approximately 0% and 5%, respectively, and will be settled on maturity.

Short-term borrowings

(in millions of Korean won)
Type	Financial institution	Annual interest rates	June 30, 2021		December 31, 2020
Operational	NongHyup Bank	1.760%~1.800%	~~W~~	10,998	~~W~~	40,189
	Shinhan Bank	2.370%~2.960%		11,000		—
	Shinhan Bank	—		—		22,500
	Shinhan Bank	—		—		10,000
	Woori Bank	—		—		1,900
	Woori Bank	4.500%		700		—
	Woori Bank	CD(3M) + 1.900%~1.970%		15,000		—
	Korea Development Bank	1.640%~3.340%		35,000		10,000
	Industrial Bank of Korea	1.740%		200		200
	Hana Bank	—		—		11,000
	Hana Bank	2.280%		1,000		—

			~~W~~	73,898	~~W~~	95,789

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

Long-term borrowings

(in millions of Korean won and thousands of foreign currencies)			June 30, 2021			December 31, 2020
Financial institution	Type	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	1.500%	—	~~W~~	2,714	—	~~W~~	2,961
Industrial Bank of Korea	General loans	2.980%	—		6,000	—		6,000
Shinhan Bank	General loans	1.940%	USD 4,470		5,051	—		5,000
	Facility loans [2]	LIBOR(3M)+1.340%	USD 25,918		29,287	USD 25,918		28,199
	General loans [2]	LIBOR(3M)+1.650%	USD 8,910		10,068	USD 8,910		9,694
	General loans [2]	LIBOR(3M)+1.847%	USD 13,000		14,690	—		—
	General loans [2]	LIBOR(3M)+2.130%	USD 25,000		28,250	USD 25,000		27,200
CA-CIB	Long-term CP	1.260%	—		100,000	—		100,000
NongHyup Bank	Facility loans	2.000%	—		43	—		54
Korea Development Bank	General loans	—	—		—	—		30,000
	General loans	—	—		—	—		10,000
	General loans	3.000%	—		30,000	—		—
	General loans	1.920%	—		9,000	—		—
Woori Bank	PF loans	2.420%	—		14,069	—		—
	PF loans	2.000%	—		3,644	—		—
Others	NongHyup Bank and others	1.860%	—		103,500	—		—
Others	Kookmin Bank and others[2]	LIBOR(3M)+1.850%	USD 29,313		33,124	USD 48,855		53,155

Subtotal					389,440			272,263
Less: Current portion					(48,641)			(94,042)

				~~W~~	340,799		~~W~~	178,221

[1]	The above Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.
[2]	LIBOR(3M) is approximately 0.146% as at June 30, 2021.

Repayment schedule of the Group’s debentures and borrowings including the portion of current liabilities as at June 30, 2021, is as follows:

	Debentures						Borrowings						Total
(in millions of Korean won)	In local currency		In foreign currency		Sub- total		In local currency		In foreign currency		Sub- total
Jul. 1, 2021~ Jun. 30, 2022	~~W~~	660,000	~~W~~	163,540	~~W~~	823,540	~~W~~	89,416	~~W~~	33,123	~~W~~	122,539	~~W~~	946,079
Jul. 1, 2022~ Jun. 30, 2023		960,000		993,096		1,953,096		115,512		82,296		197,808		2,150,904
Jul. 1, 2023~ Jun. 30, 2024		640,000		113,000		753,000		133,993		5,051		139,044		892,044
Jul. 1, 2024~ Jun. 30, 2025		580,000		399,588		979,588		493		—		493		980,081
After Jul. 1, 2025		1,788,000		1,017,000		2,805,000		3,454		—		3,454		2,808,454

	~~W~~	4,628,000	~~W~~	2,686,224	~~W~~	7,314,224	~~W~~	342,868	~~W~~	120,470	~~W~~	463,338	~~W~~	7,777,562

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

14.	Provisions

Changes in provisions for the six-month periods ended June 30, 2021 and 2020, are as follows:

	2021
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	76,500	~~W~~	105,767	~~W~~	69,925	~~W~~	252,192
Increase (transfer)		1,227		6,044		1,328		8,599
Usage		(2,460)		(799)		(1,037)		(4,296)
Reversal		—		(1,025)		(7,017)		(8,042)
Change in consolidation scope		—		(748)		—		(748)

Ending balance	~~W~~	75,267	~~W~~	109,239	~~W~~	63,199	~~W~~	247,705

Current	~~W~~	75,267	~~W~~	23,344	~~W~~	59,960	~~W~~	158,571
Non-current		—		85,895		3,239		89,134

	2020
(in millions of Korean won)	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	64,241	~~W~~	113,289	~~W~~	76,631	~~W~~	254,161
Increase (transfer)		112		(257)		8,294		8,149
Usage		(261)		(888)		(3,856)		(5,005)
Reversal		(50)		(348)		(2,346)		(2,744)
Change in consolidation scope		—		195		54,892		55,087

Ending balance	~~W~~	64,042	~~W~~	111,991	~~W~~	133,615	~~W~~	309,648

Current	~~W~~	64,042	~~W~~	21,177	~~W~~	99,944	~~W~~	185,163
Non-current		—		90,814		33,671		124,485

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

15.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at June 30, 2021 and December 31, 2020, are determined as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Present value of defined benefit obligations	~~W~~	2,624,840	~~W~~	2,556,712
Fair value of plan assets		(2,175,196)		(2,189,375)

Liabilities	~~W~~	449,644	~~W~~	378,087

Assets	~~W~~	—	~~W~~	10,750

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

Changes in the defined benefit obligations for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning	~~W~~	2,556,712	~~W~~	2,427,351
Current service cost		124,229		123,693
Interest expense		21,650		21,365
Past service cost		—		971
Benefits paid		(59,895)		(104,303)
Remeasurements		(9,725)		5,011
Change in consolidation scope		(8,529)		1,268
Others		398		2,864

Ending	~~W~~	2,624,840	~~W~~	2,478,220

Changes in the fair value of plan assets for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning	~~W~~	2,189,375	~~W~~	2,069,710
Interest income		19,087		18,695
Remeasurements on plan assets		(374)		1,289
Employer contributions		15,177		13,105
Benefits paid		(42,645)		(92,874)
Change in consolidation scope		(7,665)		—
Others		2,241		(777)

Ending	~~W~~	2,175,196	~~W~~	2,009,148

Amounts recognized in the consolidated statement of profit or loss for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Current service cost	~~W~~	124,229	~~W~~	123,693
Net interest cost		2,563		2,670
Historical service cost		—		971
Account transfers		(7,224)		(8,230)

Total expenses	~~W~~	119,568	~~W~~	119,104

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

16.	Commitments and Contingencies

As at June 30, 2021, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit	Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,442,000	3,000
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	2,714
Insurance for Economic Cooperation project	Export-Import Bank of Korea	KRW	3,240	1,731
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others	KRW	475,097	23,520
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	—
Loans for working capital	Korea Development Bank and others Shinhan Bank	KRW USD	225,340 39,298	130,965 39,298
Facility loans	Shinhan Bank and others	KRW	144,123	17,756
	Kookmin Bank and others	USD	212,000	29,313
Derivatives transaction limit	Korea Development Bank	KRW	100,000	6,888
	Woori Bank and others	USD	69,054	36,453

Total		KRW	2,477,500	186,574
		USD	320,352	105,064

As at June 30, 2021, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Performance guarantee	Seoul Guarantee Insurance and others Hana Bank	KRW	204,176
		USD	1,200
Guarantee for payment in foreign currency	Kookmin Bank and others	USD	27,390
Guarantee for payment in Korean currency	Shinhan Bank	KRW	6,840
Refund guarantee for advances received	Korea Development Bank and others	USD	8,536
Comprehensive credit line	Hana Bank and others	KRW	44,100
		USD	8,700
Bid guarantee	Hana Bank	USD	400
Bid guarantee	Korea Software Financial Cooperative and others	KRW	125,483
Performance guarantee / warranty guarantee		KRW	483,991
Guarantee for advance payments / others		KRW	522,655
Warranty guarantee	Seoul Guarantee Insurance	KRW	746
Performance guarantee		KRW	8,046
Guarantees for licensing		KRW	5,488
Guarantees for depositions		KRW	2,846
Merchant business guarantee insurance		KRW	237
Construction fund guarantee insurance		KRW	14,464

Total		KRW	1,419,072
		USD	46,226

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

As at June 30, 2021, guarantees provided by the Group to a third party, are as follows:

(in millions of Korean won)
	Subject to payment guarantees	Creditor	Limit	Used amount	Period
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)[1]	Gasan Solar Power Plant Inc.	Shinhan Bank	4,700	1,203	Jan. 8, 2025
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)[1]	SPP Inc.	Suhyup Bank	3,250	757	Feb. 16, 2024
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)[1]	Korea Cell Inc.	Suhyup Bank	3,250	748	Feb. 16, 2024
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)[1]	San-Ya Agricultural Association Corporation	Suhyup Bank	3,250	757	Feb. 16, 2024
KT Hitel Co., Ltd.	Shinhan Bank	Cash payers	860	—	Apr. 16, 2021 ~ Apr. 15, 2022
Nasmedia Co., Ltd.	Stockholders Association Members	Korea Securities Finance Corp	5,654	1,396	—

[1]	KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.), a subsidiary of the Group is subject to payment, depending on the reimbursement of principal debtor.

The Controlling Company is jointly and severally obligated with KT Sat Co., Ltd., to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at June 30, 2021, the Controlling Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of ~~W~~ 773 million.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

For the six-month period ended June 30, 2021, the Controlling Company entered into agreements with Securitization Specialty Companies (2021: Giga LTE Fifty fifth to Fifty seventh Securitization Specialty Co., Ltd., 2020: Giga LTE Forty ninth to Fifty fourth Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Group also entered into asset management agreements with each securitization specialty company and in accordance with the agreements the Group shall receive asset management fees upon liquidation of the securitization specialty company.

As at June 30, 2021, the Group is a defendant in 210 lawsuits with the total claimed amount of ~~W~~ 114,829 million (2020: ~~W~~ 110,409 million). As at June 30, 2021, litigation provisions of ~~W~~ 75,267 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcome of the cases cannot be estimated as at the end of the reporting period.

According to financial and other covenants included in certain debentures and borrowings, the Group is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. Such covenants also contain restrictions on the provision of additional collateral and disposal of certain assets.

As at June 30, 2021, the Group participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

As at June 30, 2021, the contracted amount of property and equipment acquisition agreements made but not yet recognized amounts to ~~W~~ 817,660 million (December 31, 2020: ~~W~~ 596,983 million).

17.	Leases

Set out below is information for leases when the Group is a lessee. Information when the Group is a lessor is described in Note 10.

The consolidated statement of financial position shows the following amounts relating to leases:

(In millions of Korean won)	June 30, 2021		December 31, 2020
Right-of-use assets
Property and buildings	~~W~~	1,063,400	~~W~~	1,073,207
Machinery and track facilities		74,497		42,127
Others		85,143		101,845

	~~W~~	1,223,040	~~W~~	1,217,179

Investment property (buildings)	~~W~~	1,506	~~W~~	19,456

(in millions of Korean won)	June 30, 2021		December 31, 2020
Lease liabilities[1]
Current	~~W~~	344,943	~~W~~	345,224
Non-current		781,561		798,416

	~~W~~	1,126,504	~~W~~	1,143,640

[1]	Included in the line items other current liabilities and other non-current liabilities’ in the consolidated statement of financial position (Note 8).

For the six-month periods ended June 30, 2021, and June 30, 2020, increase of right-of-use assets was ~~W~~ 213,441 million and ~~W~~ 167,397 million.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

The consolidated statement of profit or loss relating to leases for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	June 30, 2021		June 30, 2020
Depreciation of right-of-use assets
Property and buildings	~~W~~	149,680	~~W~~	145,731
Machinery and track facilities		22,912		33,439
Others		26,568		27,516

	~~W~~	199,160	~~W~~	206,686

Depreciation of investment properties	~~W~~	1,515	~~W~~	10,356
Interest expense relating to lease liabilities		16,803		22,479
Expenses relating to short-term leases		4,460		4,911
Expenses relating to leases of low-value assets that are not short-term leases		14,445		12,856
Expenses relating to variable lease payments not included in lease liabilities		4,230		4,063

Total cash outflow from leases was ~~W~~ 230,051 million and ~~W~~ 110,314 million during the six-month period ended June 30, 2021 and 2020, respectively.

18.	Retained Earnings

Details of retained earnings as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		7,072,513		6,721,809

Total	~~W~~	12,506,124	~~W~~	12,155,420

[1]

The Commercial Code of the Republic of Korea requires the Controlling Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Controlling Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Controlling Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed, when income tax is recalculated from tax return adjustments.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

19.	Other Components of Equity

The Group’s other components of equity as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Treasury stock	~~W~~	(1,072,328)	~~W~~	(882,224)
Gain or Loss on disposal of treasury stock		2,919		(17,579)
Share-based payments		10,349		5,901
Equity transactions within consolidated entities [1]		(339,172)		(340,882)

Total	~~W~~	(1,398,232)	~~W~~	(1,234,784)

[1]	Includes profit or loss from transactions with non-controlling interests and investment differences from changes in equity ratios of subsidiaries.

As at June 30, 2021 and December 31, 2020, the details of treasury stock are as follows:

	June 30, 2021		December 31, 2020
Number of shares		26,870,564		19,269,678
Amount (in millions of Korean won)	~~W~~	1,072,328	~~W~~	882,224

Treasury stock is expected to be used as stock compensation for the Group’s directors, employees and other purposes.

20.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Group has recognized the following amounts relating to revenue in the statement of profit or loss for the three and six-month periods ended June 30, 2021 and 2020:

(in millions of Korean won)	2021				2020
	Three months		Six months		Three months		Six months
Revenue from contracts with customers	~~W~~	5,983,049	~~W~~	11,967,997	~~W~~	5,828,576	~~W~~	11,609,405
Revenue from other sources		44,563		89,041		47,927		98,814

Total	~~W~~	6,027,612	~~W~~	12,057,038	~~W~~	5,876,503	~~W~~	11,708,219

Operating revenues for the three and six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Six months		Three months		Six months
Services provided	~~W~~	5,260,181	~~W~~	10,419,999	~~W~~	5,099,682	~~W~~	10,131,947
Sales of goods		767,431		1,637,039		776,821		1,576,272

Total	~~W~~	6,027,612	~~W~~	12,057,038	~~W~~	5,876,503	~~W~~	11,708,219

Revenues from services provided are recognized over time, and sales of goods are recognized at a point in time. Revenues from construction commitments included in sales of goods are recognized using the percentage of completion method.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

The contract assets and liabilities recognized in relation to revenue from contracts with customers are as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Contract assets [1]	~~W~~	738,857	~~W~~	672,672

Contract liabilities [1]		362,526		413,707

Deferred revenue [2]		88,931		89,694

[1]

The Group recognized contract assets of ~~W~~ 77,866 million and contract liabilities of ~~W~~ 30,113 million for long-term construction contracts as at June 30, 2021 (2020: contract assets of ~~W~~ 86,234 million and contract liabilities of ~~W~~ 29,574 million). The Group recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grants is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Incremental costs of contract establishment	~~W~~	1,642,197	~~W~~	1,726,191

Costs of Contract performance		84,536		78,757

The Group recognized ~~W~~ 943,635 million of operating expenses for the six-month period ended June 30, 2021(six-month period ended June 30, 2020: ~~W~~ 884,052 million) which relate to contract cost assets.

For the three and six-month periods ended June 30, 2021 and 2020, the recognized revenue arising from carried-forward contract liabilities from prior year is as follows:

(in millions of Korean won)	2021				2020
	Three months		Six months		Three months		Six months
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	83,097	~~W~~	171,001	~~W~~	70,725	~~W~~	146,983
Deferred revenue of joining/installment fees		11,025		23,505		12,137		22,728

Total	~~W~~	94,122	~~W~~	194,506	~~W~~	82,862	~~W~~	169,711

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

21. Operating Expenses

Operating expenses for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Six months		Three months		Six months
Salaries and wages	~~W~~	1,025,527	~~W~~	2,049,770	~~W~~	983,652	~~W~~	1,987,599
Depreciation		649,287		1,299,677		647,609		1,298,901
Depreciation of right-of-use assets		96,842		199,160		103,438		206,686
Amortization of intangible assets		151,145		299,589		160,182		317,997
Commissions		263,800		513,793		234,348		480,036
Interconnection charges		122,368		246,841		134,347		265,648
International interconnection fees		49,171		100,471		45,210		90,089
Purchase of inventories		676,135		1,630,582		858,175		1,717,540
Changes of inventories		117,781		60,535		(5,917)		24,924
Sales commissions		589,115		1,183,710		565,003		1,096,281
Service costs		536,817		1,028,004		519,023		973,866
Utilities		82,871		171,800		81,829		168,447
Taxes and dues		72,277		139,944		74,034		134,168
Rent		32,574		63,276		33,776		65,585
Insurance premiums		10,747		27,489		16,296		34,617
Installation fees		34,774		70,650		33,426		58,171
Advertising expenses		43,798		75,163		29,438		55,574
Research and development expenses		39,789		79,903		36,165		76,116
Card service costs		782,947		1,507,822		749,056		1,431,802
Others		173,967		388,824		233,900		495,829

Total	~~W~~	5,551,732	~~W~~	11,137,003	~~W~~	5,532,990	~~W~~	10,979,876

Details of employee benefits for the three and six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Six months		Three months		Six months
Short-term employee benefits	~~W~~	946,118	~~W~~	1,890,535	~~W~~	906,286	~~W~~	1,829,666
Post-employment benefits (defined benefits)		59,696		119,568		60,367		119,104
Post-employment benefits (defined contributions)		15,922		31,222		13,329		28,124
Share-based payments		1,280		2,584		994		2,594
Others		2,511		5,861		2,676		8,111

Total	~~W~~	1,025,527	~~W~~	2,049,770	~~W~~	983,652	~~W~~	1,987,599

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

Other Income and Other Expenses

22. Other income for the three and six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Six months		Three months		Six months
Gain on disposal of property and equipment and investment properties	~~W~~	7,424	~~W~~	14,820	~~W~~	3,205	~~W~~	10,873
Gain on disposal of intangible assets		150		1,066		217		1,932
Gain on disposal of right-of-use assets		1,393		3,221		2,441		4,134
Compensation on property and equipment		40,440		73,839		44,833		73,781
Gain on government subsidies		7,657		9,384		2,551		6,728
Others		18,099		31,453		10,246		16,216

Total	~~W~~	75,163	~~W~~	133,783	~~W~~	63,493	~~W~~	113,664

Other expenses for the three and six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Six months		Three months		Six months
Loss on disposal of property and equipment	~~W~~	13,609	~~W~~	33,480	~~W~~	20,835	~~W~~	36,435
Loss on disposal of intangible assets		227		386		228		900
Loss on disposal of right-of-use assets		365		10,009		4,898		5,938
Loss on disposal of investments in associates		—		—		8		33
Donations		630		3,520		13,054		13,311
Other allowance for bad debts		6,713		12,776		9,476		18,540
Others		40,737		56,145		29,525		61,860

Total	~~W~~	62,281	~~W~~	116,316	~~W~~	78,024	~~W~~	137,017

23. Financial Income and Costs

Details of financial income for the three and six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Six months		Three months		Six months
Interest income	~~W~~	65,264	~~W~~	133,078	~~W~~	65,262	~~W~~	133,806
Gain on foreign currency transactions		1,989		5,374		2,664		8,727
Gain on foreign currency translation		1,423		18,847		(604)		7,729
Gain on settlement of derivatives		246		605		1,816		2,172
Gain on valuation of derivatives		(6,506)		84,724		(45,824)		111,319
Others		7,948		14,155		752		1,961

Total	~~W~~	70,364	~~W~~	256,783	~~W~~	24,066	~~W~~	265,714

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

Details of financial costs for the three and six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Six months		Three months		Six months
Interest expenses	~~W~~	59,670	~~W~~	124,518	~~W~~	70,774	~~W~~	141,580
Loss on foreign currency transactions		2,446		4,468		2,952		7,904
Loss on foreign currency translation		(5,954)		85,194		(44,665)		121,567
Loss on settlement of derivatives		23		35		23		37
Loss on valuation of derivatives		2,320		14,814		6,396		7,081
Loss on disposal of trade receivables		5,935		7,377		2,511		4,728
Others		60		765		816		2,311

Total	~~W~~	64,500	~~W~~	237,171	~~W~~	38,807	~~W~~	285,208

24. Income Tax Expense

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. As at June 30, 2021, the estimated average annual income tax rate used for the year ending December 31, 2021 is 29.63%.

25. Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Group by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Group and held as treasury stock.

Basic earnings per share from operations for the three and six-month periods ended June 30, 2021 and 2020, are calculated as follows:

	2021				2020
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	338,817	~~W~~	641,441	~~W~~	178,091	~~W~~	387,026
Weighted average number of ordinary shares outstanding (in number of shares)		234,276,810		235,874,816		245,244,229		245,242,889
Basic earnings per share (in Korean won)	~~W~~	1,446	~~W~~	2,719	~~W~~	726	~~W~~	1,578

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares from convertible bonds and other share-based payments.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

Diluted earnings per share from operations for the three and six-month periods ended June 30, 2021 and 2020, are calculated as follows:

	2021				2020
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	338,817	~~W~~	641,441	~~W~~	178,091	~~W~~	387,026
Adjusted net income attributable to ordinary shares (in millions of Korean won)		—		—		—		—
Diluted profit attributable to ordinary shares (in millions of Korean won)		338,817		641,441		178,091		387,026
Number of dilutive potential ordinary shares outstanding (in number of shares)		195,616		213,301		127,797		129,136
Weighted average number of ordinary shares outstanding (in number of shares)		234,472,426		236,088,117		245,372,026		245,372,025
Diluted earnings per share (in Korean won)		1,445		2,717		726		1,577

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the year by the sum of the number of ordinary shares and dilutive potential ordinary shares.

26.	Cash Generated from Operations

Cash flows from operating activities for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
1. Profit for the period	~~W~~	697,263	~~W~~	436,267
2. Adjustments for:
Income tax expense		293,602		240,891
Interest income [1]		(145,625)		(143,368)
Interest expense [1]		126,305		141,920
Dividend income [2]		(2,853)		(2,312)
Depreciation		1,318,241		1,314,820
Amortization of intangible assets		301,117		320,672
Depreciation of right-of-use assets		199,160		206,686

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

Provisions for severance benefits (defined benefits)		126,792		127,333
Allowance for bad debts		51,366		62,004
Share of net profit or loss of associates and joint ventures		(33,750)		8,339
Loss on disposal of associates and joint ventures		7,605		33
Loss on disposal of property, equipment and investment properties		18,660		25,562
Impairment loss on property, equipment and investment properties		883		1,535
Loss on disposal of right-of-use assets		6,788		1,804
Gain on disposal of intangible assets		(680)		(1,032)
Impairment loss on intangible assets		1,775		1,023
Loss on foreign currency translation [3]		66,347		113,838
Gain on valuation of derivatives		(70,480)		(106,373)
Loss on disposal of financial assets at amortized cost		1		1
Gain (loss) on disposal of financial assets at fair value through profit or loss		(11,337)		428
Loss on valuation of financial assets at fair value [4] through profit or loss		10,471		725
Others		76,538		47,079
3. Changes in operating assets and liabilities		(180,183)		(390,139)
Decrease (increase) in trade receivables		207,034		(120,126)
Decrease (Increase) in other receivables		(335,941)		203,982
Decrease (Increase) in other current assets		(298,359)		45,419
Increase in other non-current assets		(48,979)		(47,824)
Decrease in inventories		105,271		39,095
Decrease in trade payables		(156,662)		(139,309)
Increase (decrease) in other payables		388,519		(364,261)
Increase (decrease) in other current liabilities		(3,789)		12,167
Decrease in other non-current liabilities		(1,349)		(604)
Increase (decrease) in provisions		(2,171)		2,983
Increase in deferred revenue		2,532		53
Decrease in plan assets		92,642		79,605
Payment of severance benefits		(128,931)		(101,319)

4. Cash generated from operations (1+2+3)	~~W~~	2,858,006	~~W~~	2,407,736

[1]

BC Card Co., Ltd. and other subsidiaries of the Group recognize interest income and expense as operating revenue and expense, respectively, including interest income of ~~W~~ 12,547 million (six-month period ended June 30, 2020: ~~W~~ 9,562 million) and interest expense of ~~W~~ 1,787 million (six-month period ended June 30, 2020: ~~W~~ 340 million) that are recognized as operating revenue and expense, respectively, for the six-month period ended June 30, 2021.

[2]

BC Card Co., Ltd. recognized dividend income as operating revenue, including dividend income of ~~W~~ 866 million (six-month period ended June 30, 2020: ~~W~~ 1,401 million) that is recognized as operating revenue for the six-month period ended June 30, 2021.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

[3]

BC Card Co., Ltd. and other subsidiaries of the Group recognize gains or losses on foreign currency translation as operating revenue and expenses, respectively. There were no foreign currency translation gains or losses recognized as operating revenue or expenses for the six-month period ended June 30, 2021, ~~W~~ 57 million is included in operating revenue and expenses for the six-month period ended June 30, 2020.

[4]

KT Investment Co., Ltd. and other subsidiaries of the Group recognize gains or losses on valuation of financial assets measured at fair value through profit or loss as operating revenue and expenses, respectively, including a loss on valuation of financial assets measured at fair value through profit or loss of ~~W~~ 10,402 million that is recognized as operating expense for the six-month period ended June 30, 2021 (six-month period ended June 30, 2020: gain of ~~W~~ 1 million recognized in operating revenue).

Significant transactions not affecting cash flows for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Reclassification of the current portion of borrowings	~~W~~	220,049	~~W~~	619,783
Reclassification of construction-in-progress to property and equipment		1,122,649		683,053
Reclassification of other payables from property and equipment		(523,474)		(534,636)
Reclassification of other payables from intangible assets		203,375		(343,012)
Reclassification of other payables from defined net benefit liabilities		(3,862)		2,820

27.	Changes in Liabilities Arising from Financing Activities

(in millions of Korean won)	Six months ended June 30, 2021
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	7,316,298	~~W~~	369,618	~~W~~	21,700	~~W~~	67,055	~~W~~	—	~~W~~	(18,977)	~~W~~	7,755,694
Lease liabilities		1,143,640		(206,916)		204,376		—		22		(14,618)		1,126,504
Derivative liabilities		130,573		(1,028)		—		29,932		(13,454)		(77,928)		68,095
Derivative assets		(7,606)		—		—		29,298		(1,475)		(43,303)		(23,086)

Total	~~W~~	8,582,905	~~W~~	161,674	~~W~~	226,076	~~W~~	126,285	~~W~~	(14,907)	~~W~~	(154,826)	~~W~~	8,927,207

(in millions of Korean won)	Six months ended June 30, 2020
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	7,298,867	~~W~~	580,595	~~W~~	—	~~W~~	109,296	~~W~~	—	~~W~~	(1,141)	~~W~~	7,987,617
Lease liabilities		1,211,351		(88,484)		162,169		5		20		(24,886)		1,260,175
Other financial liabilities		—		(13,674)		13,674		—		—		—		—
Derivative liabilities		20,096		(483)		—		(14,713)		18,173		(7,980)		15,093
Derivative assets		(58,576)		(862)		—		(87,321)		(15,047)		8,965		(152,841)

Total	~~W~~	8,471,738	~~W~~	477,092	~~W~~	175,843	~~W~~	7,267	~~W~~	3,146	~~W~~	(25,042)	~~W~~	9,110,044

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

28.	Segment Information

The Group’s operating segments are as follows:

Details	Business service
ICT	Mobile/fixed line telecommunication service and convergence business, B2B business and others

Finance	Credit card business and others

Satellite TV	Satellite TV business

Others	IT, facility security and global business, and others

Details of operating revenues and profit by each segment for the three and six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	Operating revenues				Operating profit				Depreciation and amortization [1]
	Three months		Six months		Three months		Six months		Three months		Six months
ICT	~~W~~	4,478,801	~~W~~	9,053,254	~~W~~	351,189	~~W~~	717,164	~~W~~	808,195	~~W~~	1,615,869
Finance		960,707		1,880,731		42,966		75,523		13,955		27,974
Satellite TV		175,050		341,996		23,161		44,830		20,631		40,965
Others		1,455,248		2,783,982		58,427		89,590		83,273		167,728

		7,069,806		14,059,963		475,743		927,107		926,054		1,852,536
Elimination		(1,042,194)		(2,002,925)		137		(7,072)		(28,780)		(54,110)

Consolidated amount	~~W~~	6,027,612	~~W~~	12,057,038	~~W~~	475,880	~~W~~	920,035	~~W~~	897,274	~~W~~	1,798,426

(in millions of Korean won)		2020
	Operating revenues				Operating profit				Depreciation and amortization [1]
	Three months		Six months		Three months		Six months		Three months		Six months
ICT	~~W~~	4,339,675	~~W~~	8,768,742	~~W~~	254,352	~~W~~	555,710	~~W~~	816,912	~~W~~	1,624,586
Finance		868,137		1,668,387		34,525		67,827		10,776		18,674
Satellite TV		177,669		345,584		26,122		50,333		21,265		43,005
Others		1,453,855		2,760,581		38,756		67,355		89,829		179,929

	6,839,336		13,543,294		353,755		741,225		938,782		1,866,194
Elimination		(962,833)		(1,835,075)		(10,242)		(12,882)		(21,701)		(42,610)

Consolidated amount	~~W~~	5,876,503	~~W~~	11,708,219	~~W~~	343,513	~~W~~	728,343	~~W~~	917,081	~~W~~	1,823,584

[1]	Sum of depreciation of property and equipment, investment properties, right-of-use assets and amortization of intangible assets.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

Operating revenues for the three and six-month periods ended June 30, 2021 and 2020, and non-current assets as at June 30, 2021 and December 31, 2020, by geographical region, are as follows:

(in millions of Korean won)	2021
	Operating revenues				Non-current assets[1]
	Three months		Six months		June 30, 2021
Domestic	~~W~~	6,009,502	~~W~~	12,019,074	~~W~~	19,066,487
Overseas		18,110		37,964		25,200

Total	~~W~~	6,027,612	~~W~~	12,057,038	~~W~~	19,091,687

(in millions of Korean won)	2020
	Operating revenues				Non-current assets[1]
	Three months		Six months		December 31, 2020
Domestic	~~W~~	5,856,982	~~W~~	11,670,505	~~W~~	18,934,766
Overseas		19,521		37,714		18,243

Total	~~W~~	5,876,503	~~W~~	11,708,219	~~W~~	18,953,009

[1]	Non-current assets include property and equipment, intangible assets, investment properties, and right-of-use-assets

29.	Related Party Transactions

The list of related parties of the Group as at June 30, 2021, is as follows:

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

Relationship	Name of Entity
Associates and joint ventures	KIF Investment Fund, K-REALTY CR REITs No.1, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Limited, CU Industrial Development Co., Ltd, KD Living, Inc., LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank Inc., ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC creative economy youth start-up investment fund, Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd, CHAMP IT Co., Ltd., Alliance Internet Corp., Little big pictures, Virtua Realm Sendirian Berhad, KT Philippines, KT-Smart Factory Investment Fund, Studio Discovery Co., Ltd., KT Young Entrepreneurs DNA Investment Fund, Hyundai Robotics Co., Ltd., IGIS Professional investors Private Investment Real Estate Investment LLC No 395, Sweet&Sour Limited Company Specializing in the Cultural Industry, Maruee Limited Company Specializing in the Cultural Industry, Mogyo Limited Company Specializing in the Cultural Industry, Mission Limited Company Specializing in the Cultural Industry, Trustay Co., Ltd., The skyk Co., Ltd., StorySoop Inc., Mastern No.127 Logispoint Daegu Co., Ltd.

Outstanding balances of receivables and payables in relation to transactions with related parties as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)		June 30, 2021
		Receivables				Payables
		Trade receivables		Other receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	397	~~W~~	14,800	~~W~~	—	~~W~~	—	~~W~~	9,904
	K Bank, Inc.		1,024		38,912		—		303		—
	IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		4,614		—		—		—		—
Others			148		409		1		1,267		—

	Total	~~W~~	6,183	~~W~~	54,121	~~W~~	1	~~W~~	1,570	~~W~~	9,904

(in millions of Korean won)		December 31, 2020
		Receivables				Payables
		Trade receivables		Other receivables		Trade payables		Other payables		Lease liabilities
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	457	~~W~~	16,200	~~W~~	—	~~W~~	—	~~W~~	20,857
	K Bank, Inc.		775		32,964		—		891		—
	Others		72		1,147		—		858		—
Others	KHS Corp.		7		—		—		—		—

	Total	~~W~~	1,311	~~W~~	50,311	~~W~~	—	~~W~~	1,749	~~W~~	20,857

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

Significant transactions with related parties for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)		2021
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others[1]
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	694	~~W~~	—	~~W~~	—	~~W~~	—
	K Bank, Inc		11,468		—		6,770		—
	IGIS Professional Investors Private Investment Real Estate Investment LLC No 395		4,500		—		—		—
	Others[2]		991		73		8,505		236
Others	KHS Corporation[3]		14		—		1,744		—

	Total	~~W~~	17,667	~~W~~	73	~~W~~	17,019	~~W~~	236

[1]	Amounts include acquisition of property and equipment, and others.
[2]	Includes transactions of Oscar Ent. Co., Ltd. before it was excluded from associates and joint ventures.
[3]	Includes transactions of the entity before it was included as a subsidiary of the Group.

(in millions of Korean won)		2020
		Sales				Purchases
		Operating revenue		Other income		Operating expenses		Others [1]
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	813	~~W~~	—	~~W~~	262	~~W~~	—
	KIF Investment Fund		—		—		—		—
	K Bank, Inc.		8,430		—		4,040		—
	Others		310		37		4,885		—
Others	KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)[2]		2,385		—		25,862		61,491
	KHS Corporation		50		—		6,208		—

	Total	~~W~~	11,988	~~W~~	37	~~W~~	41,257	~~W~~	61,491

[1]	Amounts include acquisition of property and equipment, and others.
[2]	Includes transactions of the entity before it was included as a subsidiary of the Group.

(in millions of Korean won)		2021						2020
		Finance income		Finance costs		Dividend income		Finance income		Finance costs		Dividend income
Associates and joint ventures	K- Realty CR-REITs No.1	~~W~~	—	~~W~~	143	~~W~~	28,208	~~W~~	—	~~W~~	703	~~W~~	2,261
	KIF Investment Fund		—		—		—		—		—		9,241
	K Bank, Inc		60		—		—		—		—		—
	Others		—		—		7,890		—		—		43
Others	KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)[1]		—		—		—		—		1		—
	KHS Corp.		—		—		—		—		—		—

	Total	~~W~~	60	~~W~~	143	~~W~~	36,098	~~W~~	—	~~W~~	704	~~W~~	11,545

[1]	Includes transactions of the entity before it was included as a subsidiary of the Group.

Key management compensation for the six-month periods ended June 30, 2021 and 2020, consists of:

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	2021		2020
Salaries and other short-term benefits	~~W~~	1,082	~~W~~	1,033
Post-employment benefits		209		179
Stock-based compensation		338		312

Total	~~W~~	1,629	~~W~~	1,524

Fund transactions with related parties for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	Repayments[1]		Equity contributions in cash and others
Associates and Joint ventures
K- Realty CR-REITs No.1	~~W~~	9,577	~~W~~	—
KT-IBKC Future Investment fund 1		—		(4,500)
Trustay Co., Ltd.		—		3,000
KT-Smart Factory Investment Fund		—		1,400
KT Young Entrepreneurs DNA Investment Fund		—		8,400
KT-DSC Creative Economy Youth Start-up Investment Fund		—		(2,200)
StorySoop Inc.		—		2,000
Mastern No.127 Logispoint Daegu Co., Ltd.		—		1,900
The skyk Co., Ltd.		—		581
Mogyo Limited Company Specializing in the Cultural Industry		—		700

Total	~~W~~	9,577	~~W~~	11,281

[1]	Amounts include lease transactions.

(in millions of Korean won)	2020
	Repayments[1]		Equity contributions in cash and others
Associates and Joint ventures
K- Realty CR-REITs No.1	~~W~~	13,593	~~W~~	—
Studio&New Co., Ltd		—		8,333
Studio Discovery Co., Ltd.		—		3,000
KT Young Entrepreneurs DNA Investment Fund		—		3,600
KT-Smart Factory Investment Fund		—		2,800
KT-CKP New Media Investment Fund		—		(148)
Hyundai Robotics Co., Ltd.		—		50,000
Others
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.) [2]		34		—

Total	~~W~~	13,627	~~W~~	67,585

[1]	Amounts include lease transactions.
[2]	Includes transactions of the entity before it was included as a subsidiary.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

At the end of the reporting period, there are no collateral and payment guarantee provided by the related parties.

30.	Fair Value

(1) Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at June 30, 2021 and December 31, 2020, are as follows:

	June 30, 2021			December 31, 2020
(in millions of Korean won)	Carrying amount		Fair value	Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	3,096,957	[1]	~~W~~	2,634,624	[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		5,195,790	[1]		4,976,423	[1]
Financial assets at fair value through other comprehensive income		881,466	881,466		1,118,619	1,118,619
Other financial assets
Financial assets measured at amortized cost		396,705	[1]		671,068	[1]
Financial assets at fair value through profit or loss		1,018,059	1,018,059		809,919	809,919
Financial assets at fair value through other comprehensive income		102,198	102,198		258,516	258,516
Derivative financial assets for hedging		23,086	23,086		7,684	7,684

Total	~~W~~	10,714,261		~~W~~	10,476,853

Financial liabilities
Trade and other payables		6,920,514	[1]		7,017,639	[1]

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

Borrowings		7,755,694	[1]		7,316,298	[1]
Other financial liabilities
Financial liabilities at amortized cost		139,978	[1]		132,558	[1]
Financial liabilities at fair value through profit or loss		5,058	5,058		2,682	2,682
Derivative financial liabilities for hedging		63,049	63,049		127,929	127,929

Total	~~W~~	14,884,293		~~W~~	14,597,106

[1]	The Group did not conduct a fair value estimation since the book amount is a reasonable approximation of fair value.
[2]	With the application of Korean IFRS 1107, lease receivables are excluded from fair value disclosure.

(2)	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Fair value hierarchy classifications of the financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at June 30, 2021 and December 31, 2020, are as follows:

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	June 30, 2021
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	881,466	~~W~~	—	~~W~~	881,466
Other financial assets
Financial assets at fair value through profit or loss		34,903		561,973		421,183		1,018,059
Financial assets at fair value through other comprehensive income		7,409		7,488		87,301		102,198
Derivative financial assets for hedging		—		11,727		11,359		23,086

Total	~~W~~	42,312	~~W~~	1,462,654	~~W~~	519,843	~~W~~	2,024,809

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	2,421	~~W~~	2,637	~~W~~	5,058
Derivative financial liabilities for hedging		—		63,049		—		63,049

Total	~~W~~	—	~~W~~	65,470	~~W~~	2,637	~~W~~	68,107

(in millions of Korean won)	December 31, 2020
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,118,619	~~W~~	—	~~W~~	1,118,619
Other financial assets
Financial assets at fair value through profit or loss		46,449		330,961		432,509		809,919
Financial assets at fair value through other comprehensive income		5,606		202,121		50,789		258,516
Derivative financial assets for hedging		—		7,684		—		7,684

Total	~~W~~	52,055	~~W~~	1,659,385	~~W~~	483,298	~~W~~	2,194,738

Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	—	~~W~~	45	~~W~~	2,637	~~W~~	2,682
Derivative financial liabilities for hedging		—		123,735		4,194		127,929

Total	~~W~~	—	~~W~~	123,780	~~W~~	6,831	~~W~~	130,611

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements are as follows:

	June 30, 2021
	Financial assets						Financial liabilities
(In millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging		Financial liabilities at fair value through profit or loss
Beginning balance	~~W~~	432,509	~~W~~	50,789	~~W~~	(4,194)	~~W~~	2,637
Purchases		155,331		22,425		—		—
Reclassifications		(23,454)		14,299		—		—
Changes in consolidation scope		(15)		—		—		—
Disposals		(145,221)		—		—		—
Amount recognized in profit or loss		2,033		31		20,925		—
Amount recognized in other comprehensive income		—		(243)		(5,372)		—

Ending balance	~~W~~	421,183	~~W~~	87,301	~~W~~	11,359	~~W~~	2,637

	June 30, 2020
	Financial assets
(In millions of Korean won)	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets (liabilities) for hedging
Beginning balance	~~W~~	495,141	~~W~~	42,054	~~W~~	17,788
Purchases		97,556		4,809		—
Reclassifications		(1,585)		—		—
Disposals		(137,658)		(431)		—
Amount recognized in profit or loss		206		(463)		16,448
Amount recognized in other comprehensive income		—		(1,302)		6,317

Ending balance	~~W~~	453,660	~~W~~	44,667	~~W~~	40,553

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in recurring and non-recurring fair value measurements and disclosed fair values categorized within Level 2 and Level 3 of the fair value hierarchy as at June 30, 2021 and December 31, 2020, are as follows:

	June 30, 2021
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	881,466	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		983,156	2,3	DCF Model, Adjusted Net Asset model
Financial assets at fair value through other comprehensive income		94,789	2,3	DCF Model Comparable Company Analysis
Derivative financial assets for hedging		23,086	2,3	DCF Model, Hull-White model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	5,058	2,3	DCF Model, Binomial Option Pricing
Derivative financial liabilities for hedging		63,049	2	DCF Model

	December 31, 2020
(in millions of Korean won)	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,118,619	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		763,470	2,3	DCF Model, Adjusted Net Asset model
Financial assets at fair value through other comprehensive income		252,910	2,3	DCF Model, Comparable Company Analysis
Derivative financial assets for hedging		7,684	2	DCF Model
Liabilities
Other financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	2,682	2,3	DCF Model, Binomial Option Pricing Model
Derivative financial liabilities for hedging		127,929	2,3	DCF Model, Hull-White model

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Group uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the Chief Financial Officer (CFO), and discuss valuation processes and results with the CFO in line with the Group’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Group values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by valuation methods using such data differs from the transaction price, then the fair value of the financial instrument is recognized at the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that the inputs of the valuation methods become observable in markets, the remaining deferred difference is immediately recognized in full in profit or loss.

In relation to this, details and changes of total deferred differences for the six-month periods ended June 30, 2021 and 2020, are as follows:

	2021		2020
(in millions of Korean won)	Derivatives used for hedging		Derivatives used for hedging
Beginning balance	~~W~~	2,257	~~W~~	3,682
New transactions		—		—
Recognized at fair value through profit or loss		(713)		(713)

Ending balance	~~W~~	1,544	~~W~~	2,969

31.	Changes in Accounting Policies - Determination of Lease Term Considering Economic Penalty

The Group has changed its accounting policy by adopting accounting treatments in accordance with the agenda decisions for ‘Lease Term and Useful Life of Leasehold Improvements’ issued by the IFRS Interpretations Committee on December 16, 2019. The change in accounting policy has been firstly retrospectively applied to the 2020 annual consolidated financial statements in accordance with Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors. The Group adjusted the comparative consolidated financial statements for the six-month period ended June 30, 2020.

KT Corporation and Subsidiaries

Notes to the Consolidated Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

In relation to the changes in accounting policy, the adjusted amounts recognized in each line item in the consolidated financial statements are as follows:

Consolidated statements of profit or loss

(in millions of Korean won)	Periods ended June 30, 2020
	Amount based on previous policy				Adjustment				Amount based on changed policy
	Three Months		Six Months		Three Months		Six Months		Three Months		Six Months
Operating expenses	~~W~~	5,534,640	~~W~~	10,983,278	~~W~~	(1,650)	~~W~~	(3,402)	~~W~~	5,532,990	~~W~~	10,979,876
Other income		61,273		110,130		2,220		3,534		63,493		113,664
Other expenses		78,024		137,017		—		—		78,024		137,017
Finance income		24,066		265,714		—		—		24,066		265,714
Finance cost		36,423		280,378		2,384		4,830		38,807		285,208
Income tax expense		100,294		240,890		—		—		100,294		240,890
Profit for the period		207,575		434,161		1,486		2,106		209,061		436,267
Basic earnings per share		720		1,570		6		8		726		1,578
Diluted earnings per share		720		1,569		6		8		726		1,577

32. Events After the Reporting Period

(1)	The Group has issued the following bonds after the end of the reporting period.

(in thousands of USD)	Issue date	Face value	Interest rate	Redemption date
2021 Global	2021-07-21	USD 300,000	1.375%	2027-01-21

(2)	On July 9, 2021, the Group acquired 65,377,980 shares of common stock of K-Bank Co., Ltd. for ~~W~~425 billion.
(3)

On July 2, 2021, the Group issued ~~W~~100 billion of the 18th unsecured publicly offered bonds and the 18th-2nd unsecured public bonds to the value of ~~W~~50 billion for the purpose of using the funds to acquire securities of another company (Hyundai HCN Co., Ltd.).

KT Corporation

Separate Interim Financial Statements

June 30, 2021 and 2020

KT Corporation

Index

June 30, 2021 and 2020

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KT Corporation

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of KT Corporation (the “Company”). These financial statements consist of the separate interim statement of financial position as at June 30, 2021, and the related separate interim statements of profit or loss and comprehensive income for the three-month and six-month periods ended June 30, 2021 and 2020, and separate interim statements of changes in equity and cash flows for the six-month periods ended June 30, 2021 and 2020, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standard on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying separate interim financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Samil PricewaterhouseCoopers, 100 Hangang-daero, Yongsan-gu, Seoul 04386, Korea, www.samil.com

Other Matters

We have audited the separate statement of financial position of the Company as at December 31, 2020, and the related separate statements of profit or loss, comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 9, 2021. The separate statement of financial position as at December 31, 2020, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2020.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

Seoul, Korea

August 17, 2021

This report is effective as of August 17, 2021, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

KT Corporation

Separate Interim Statements of Financial Position

June 30, 2021 and December 31, 2020

(in millions of Korean won)	Notes	June 30, 2021		December 31, 2020
		(Unaudited)
Assets

Current assets
Cash and cash equivalents	4	~~W~~	1,926,655	~~W~~	1,541,210
Trade and other receivables, net	4,5		3,069,777		3,127,040
Other financial assets	4,6		73,859		268,046
Inventories, net	7		262,161		353,310
Other current assets	8		1,922,061		1,866,128

Total current assets			7,254,513		7,155,734

Non-current assets
Trade and other receivables, net	4,5		906,809		1,080,282
Other financial assets	4,6		266,565		180,780
Property and equipment, net	9		11,511,689		11,999,717
Right-of-use assets	16		1,168,882		1,152,153
Investment properties, net	9		901,870		735,563
Intangible assets, net	9		2,032,561		1,583,456
Investments in subsidiaries, associates and joint ventures	10		3,510,526		3,505,017
Other non-current assets	8		650,013		635,224

Total non-current assets			20,948,915		20,872,192

Total assets		~~W~~	28,203,428	~~W~~	28,027,926

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

3

KT Corporation

Separate Interim Statements of Financial Position

June 30, 2021 and December 31, 2020

(in millions of Korean won)	Notes	June 30, 2021		December 31, 2020
		(Unaudited)
Liabilities

Current liabilities
Trade and other payables	4,11	~~W~~	3,687,531	~~W~~	4,276,962
Borrowings	4,12		823,842		1,228,777
Current tax liabilities			237,097		76,036
Provisions	13		150,037		152,971
Deferred income			67,730		53,836
Other current liabilities	8		801,658		819,385

Total current liabilities			5,767,895		6,607,967

Non-current liabilities
Trade and other payables	4,11		1,110,010		738,275
Borrowings	4,12		6,265,535		5,716,991
Other financial liabilities	4,6		62,153		120,349
Net defined benefit liabilities	14		328,622		270,290
Provisions	13		83,307		79,774
Deferred income	19		165,979		141,554
Deferred tax liabilities			242,492		271,454
Other non-current liabilities	8		851,642		877,715

Total non-current liabilities			9,109,740		8,216,402

Total liabilities			14,877,635		14,824,369

Equity
Share capital			1,564,499		1,564,499
Share premium			1,440,258		1,440,258
Retained earnings	17		11,517,464		11,233,714
Accumulated other comprehensive income			48,440		42,906
Other components of equity	18		(1,244,868)		(1,077,820)

Total equity			13,325,793		13,203,557

Total liabilities and equity		~~W~~	28,203,428	~~W~~	28,027,926

4

KT Corporation

Separate Interim Statements of Profit or Loss

Three-Month and Six-Month Periods Ended June 30, 2021 and 2020

		Periods Ended June 30
(in millions of Korean won, except per share amounts)	Notes	2021 (Unaudited)				2020 (Unaudited)
		Three months		Six months		Three months		Six months
Operating revenue	19	~~W~~	4,478,801	~~W~~	9,053,254	~~W~~	4,339,675	~~W~~	8,768,742
Operating expenses	20		4,127,611		8,336,090		4,085,323		8,213,032

Operating profit			351,190		717,164		254,352		555,710
Other income	21		82,998		198,653		66,696		230,583
Other expenses	21		41,359		85,828		81,970		111,432
Finance income	22		65,602		239,246		17,695		244,126
Finance costs	22		56,997		215,558		30,578		258,357

Profit before income tax expense			401,434		853,677		226,195		660,630
Income tax expense			104,615		222,469		58,941		172,731

Profit for the period		~~W~~	296,819	~~W~~	631,208	~~W~~	167,254	~~W~~	487,899

Earnings per share
Basic earnings per share	24	~~W~~	1,267	~~W~~	2,676	~~W~~	682	~~W~~	1,989
Diluted earnings per share	24		1,266		2,674		682		1,988

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

5

KT Corporation

Separate Interim Statements of Comprehensive Income

Three-Month and Six-Month Periods Ended June 30, 2021 and 2020

		Periods Ended June 30
(in millions of Korean won)	Notes	2021 (Unaudited)				2020 (Unaudited)
		Three months		Six months		Three months		Six months
Profit for the period		~~W~~	296,819	~~W~~	631,208	~~W~~	167,254	~~W~~	487,899

Other comprehensive income
Items that will not be subsequently reclassified to profit or loss:
Remeasurements of the net defined benefit liability	14		(796)		(473)		(498)		543
Gain (loss) on valuation of financial instruments at fair value through other comprehensive income			359		520		311		(481)
Items that may be subsequently reclassified to profit or loss:
Valuation gain (loss) on cash flow hedge	6		9,423		49,621		(21,568)		75,404
Other comprehensive income from cash flow hedges reclassified to profit or loss			6,306		(44,607)		32,820		(77,209)

Other comprehensive income for the period, net of tax			15,292		5,061		11,065		(1,743)

Total comprehensive income for the period		~~W~~	312,111	~~W~~	636,269	~~W~~	178,319	~~W~~	486,156

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

6

KT Corporation

Separate Interim Statements of Changes in Equity

Six-Month Periods Ended June 30, 2021 and 2020

(in millions of Korean won)								Accumulated		Other
		Share		Share		Retained		other comprehensive		components		Total
	Notes	capital		premium		earnings		income		of equity		equity
Balance as at January 1, 2020		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	10,866,581	~~W~~	23,449	~~W~~	(1,001,492)	~~W~~	12,893,295
Comprehensive income
Profit for the period			—		—		487,899		—		—		487,899
Loss on valuation of financial assets at fair value through other comprehensive income	6		—		—		—		(481)		—		(481)
Remeasurements of net defined benefit liabilities	14		—		—		543		—		—		543
Valuation loss on cash flow hedge	6		—		—		—		(1,805)		—		(1,805)

Total comprehensive income for the period			—		—		488,442		(2,286)		—		486,156

Transactions with owners
Dividends paid			—		—		(269,766)		—		—		(269,766)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(1,690)		—		1,690		—
Disposal of treasury stock			—		—		—		—		3,640		3,640
Others			—		—		—		—		(3,092)		(3,092)

Subtotal			—		—		(271,456)		—		2,238		(269,218)

Balance as at June 30, 2020 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,083,567	~~W~~	21,163	~~W~~	(999,254)	~~W~~	13,110,233

Balance as at January 1, 2021		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,233,714	~~W~~	42,906	~~W~~	(1,077,820)	~~W~~	13,203,557
Comprehensive income
Profit for the period			—		—		631,208		—		—		631,208
Gain on valuation of financial assets at fair value through other comprehensive income	6		—		—		—		520		—		520
Remeasurements of net defined benefit liabilities	14		—		—		(473)		—		—		(473)
Valuation gain on cash flow hedge	6		—		—		—		5,014		—		5,014

Total comprehensive income for the period			—		—		630,735		5,534		—		636,269

Transactions with owners
Dividends paid			—		—		(326,487)		—		—		(326,487)
Appropriation of retained earnings related to loss on disposal of treasury stock			—		—		(20,498)		—		20,498		—
Acquisition of treasury stock			—		—		—		—		(190,105)		(190,105)
Others			—		—		—		—		2,559		2,559

Subtotal			—		—		(346,985)		—		(167,048)		(514,033)

Balance as at June 30, 2021 (Unaudited)		~~W~~	1,564,499	~~W~~	1,440,258	~~W~~	11,517,464	~~W~~	48,440	~~W~~	(1,244,868)	~~W~~	13,325,793

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

7

KT Corporation

Separate Interim Statements of Cash Flows

Six-Month Periods Ended June 30, 2021 and 2020

		Six-Month Periods Ended June 30
(in millions of Korean won)	Notes	2021 (Unaudited)		2020 (Unaudited)
Cash flows from operating activities
Cash generated from operations	25	~~W~~	2,843,203	~~W~~	1,835,846
Interest paid			(120,408)		(117,177)
Interest received			112,020		108,824
Dividends received			64,695		126,233
Income tax refund (paid)			(79,354)		67,686

Net cash inflow from operating activities			2,820,156		2,021,412

Cash flows from investing activities
Collection of loans			26,918		33,283
Disposal of current financial assets at amortized cost			189,954		—
Disposal of financial assets at fair value through profit or loss			13,797		361
Disposal of financial assets at fair value through other comprehensive income			—		187
Disposal of investments in subsidiaries, associates and joint ventures			49,436		1,378
Disposal of assets held for sale			—		—
Disposal of property and equipment			19,299		10,240
Disposal of intangible assets			1,680		2,472
Disposal of right-of-use assets			577		50
Loans granted			(15,884)		(18,851)
Acquisition of financial assets at fair value through profit or loss			(49,463)		(32,881)
Acquisition of financial assets at fair value through other comprehensive income			(22,680)		—
Acquisition of investments in subsidiaries, associates and joint ventures			(44,614)		(79,521)
Acquisition of property and equipment			(1,473,829)		(1,507,804)
Acquisition of intangible assets			(492,124)		(365,777)
Acquisition of right-of-use assets			(2,402)		(2,304)

Net cash outflow from investing activities			(1,799,335)		(1,959,167)

Cash flows from financing activities
Proceeds from borrowings			697,797		645,314
Dividends paid			(326,487)		(269,766)
Repayments of borrowings			(620,247)		(160,247)
Acquisition of treasury stock			(190,105)		—
Decrease in lease liabilities			(197,002)		(183,739)

Net cash inflow (outflow) from financing activities	26		(636,044)		31,562

Effect of exchange rate change on cash and cash equivalents			668		(134)

Net increase in cash and cash equivalents			385,445		93,673
Cash and cash equivalents
Beginning of the period			1,541,210		1,328,397

End of the period		~~W~~	1,926,655	~~W~~	1,422,070

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

8

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

1.	General Information

KT Corporation (the “Company”) commenced operations on January 1, 1982, when it spun off from the Korea Communications Commission (formerly the Korean Ministry of Information and Communications) to provide telephone services and to engage in the development of advanced communications services under the Act of Telecommunications of Korea. The address of the Company’s registered office is 90, Buljeong-ro, Bundang-gu, Seongnam City, Gyeonggi Province, Korea.

On October 1, 1997, upon the announcement of the Act on the Management of Government-Invested Institutions and the Privatization Law, the Company became a government-funded institution under the Commercial Code of Korea.

On December 23, 1998, the Company’s shares were listed on the Korea Stock Exchange.

On May 29, 1999, the Company issued 24,282,195 additional shares and issued American Depository Shares (ADS), which represents new shares and 20,813,311 government-owned shares, on the New York Stock Exchange. On July 2, 2001, the additional ADS representing 55,502,161 government-shares were issued at the New York Stock Exchange.

In 2002, the Company acquired the entire government-owned shares in accordance with the Korean government’s privatization plan. As at June 30, 2021, the Korean government does not own any shares in the Company.

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate interim financial statements have been translated into English from the Korean language financial statements.

The Company’s separate interim financial statements for the six-month period ended June 30, 2021, have been prepared in accordance with Korean IFRS 1034 Interim Financial Reporting. These separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or has been early adopted as at June 30, 2021.

2.2	Changes in Accounting Policies and Disclosures

(1)	New and amended standards and interpretations adopted by the Company

The Company has applied the following standards and interpretations for the first time for their annual reporting period commencing January 1, 2021.

9

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

•	Amendments to Korean IFRS 1116 Lease – Practical expedient for COVID-19 - Related Rent Exemption, Concessions, Suspension

As a practical expedient, a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, and the amounts recognized in profit or loss as a result of applying this exemption should be disclosed. The Company does not expect that these amendments have a significant impact on the financial statements.

•

Amendments to Korean IFRS 1109 Financial Instruments, Korean IFRS 1039 Financial Instruments: Recognition and Measurement, Korean IFRS 1107 Financial Instruments: Disclosure, Korean IFRS 1104 Insurance Contracts and Korean IFRS 1116 Lease – Interest Rate Benchmark Reform (Second revision)

In relation to interest rate benchmark reform, the amendments provide exceptions including adjust effective interest rate instead of book amounts when interest rate benchmark of financial instruments at amortized costs is replaced, and apply hedge accounting without discontinuance although the interest rate benchmark is replaced in hedging relationship. The Company does not expect that these amendments have a significant impact on financial statements.

(2)	New standards and interpretations not yet adopted by the Company

Certain new accounting standard and interpretation that have been published but have not been early adopted by the Company, are set out below.

•	Amendments to Korean IFRS 1103 Business Combination – Reference to the Conceptual Framework

The amendments update a reference of definition of assets and liabilities qualify for recognition in revised Conceptual Framework for Financial Reporting. However, the amendments add an exception for the recognition of liabilities and contingent liabilities within the scope of Korea IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and Korean IFRS 2121 Levies. The amendments also confirm that contingent assets should not be recognized at the acquisition date. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1016 Property, Plant and Equipment – Proceeds Before Intended Use

The amendments prohibit an entity from deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while the entity is preparing the asset for its intended use. Instead, the entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company is reviewing for the impact of these amendments on the financial statements

10

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

•	Amendments to Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets – Onerous Contracts: Cost of Fulfilling a Contract

The amendments clarify that the direct costs of fulfilling a contract include both the incremental costs of fulfilling the contract and an allocation of other costs directly related to fulfilling contracts when assessing whether the contract is onerous. The amendments should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Annual improvements to Korean IFRS 2018-2020

Annual improvements of Korean IFRS 2018-2020 Cycle should be applied for annual periods beginning on or after January 1, 2022, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

•	Korean IFRS 1101 First Time Adoption of Korean International Financial Reporting Standards – Subsidiaries That Are First-Time Adopters

•	Korean IFRS 1109 Financial Instruments – Fees Related to the 10% Test for Derecognition of Financial Liabilities

•	Korean IFRS 1116 Leases – Lease Incentives

•	Korean IFRS 1041 Agriculture – Measuring Fair Value

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements - Classification of Liabilities as Current or Non-Current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2023, and earlier application is permitted. The Company is reviewing for the impact of these amendments on the financial statements.

•	Amendments to Korean IFRS 1116 Lease – Concession on COVID-19 - Related Rent Concessions Beyond June 30 2021

The application of the practical expedient where a lessee may elect not to assess whether a rent concession occurring as a direct consequence of the COVID-19 pandemic is a lease modification, is extended to lease payments originally due on or before June 30, 2022. A lessee shall apply the practical expedient consistently to eligible contracts with similar characteristics and in similar circumstances. The amendment should be applied for annual periods beginning on or after April 1, 2021, and earlier application is permitted. The Company does not expect that these amendments have a significant impact on the financial statements.

11

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

2.3	Significant Accounting Policies

Significant accounting policies and method of computation used in the presentation of the separate interim financial statements are consistent with those of the separate financial statements for the year ended December 31, 2020, except for the changes due to the application of amendment and enactments of standards described in Note 2.1 (1) and the one described below.

(1)	Income Tax Expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

(2)	Subsidiaries, Associates and Joint Ventures

The financial statements of the Company are the separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. Investments in subsidiaries, joint ventures and associates are recognized at cost under the direct equity method. Management applied the carrying amounts under the previous K-GAAP at the time of transition to Korean IFRS as deemed cost of investments. The Company recognizes dividend income from subsidiaries, joint ventures and associates in profit or loss when its right to receive the dividend is established.

3.	Critical Accounting Estimates and Assumptions

The preparation of financial statements requires the Company to make estimates and assumptions concerning the future. The estimates and assumptions are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. Actual results may differ from these estimates.

The spread of COVID-19 has been a material impact on domestic and global economy. It may have a negative impact; such as, decrease in productivity, decrease or delay in sales, collection of existing receivables and others. Accordingly, it may have a negative impact on the financial position and financial performance of the Company, and the impact is expected to be continued to the separate annual financial statements in 2021.

Significant accounting estimates and assumptions applied in the preparation of the separate interim financial statements can be adjusted depending on changes in the uncertainty from COVID-19. Also, the ultimate effect of COVID-19 to the Company’s business, financial position and financial performance cannot presently determined.

12

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

4.	Financial Instruments by Category

Financial instruments by category as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,926,655	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,926,655
Trade and other receivables [1]		3,089,668		—		881,466		—		3,971,134
Other financial assets		72,522		184,829		60,532		22,541		340,424

[1]	Lease receivables and others which are not applied to financial instruments by category are excluded.

(in millions of Korean won)	June 30, 2021
Financial liabilities	Financial liabilities at amortized cost		Derivatives used for hedging		Total
Trade and other payables	~~W~~	4,797,541	~~W~~	—	~~W~~	4,797,541
Borrowings		7,089,377		—		7,089,377
Other financial liabilities		—		62,153		62,153

(in millions of Korean won)	December 31, 2020
Financial assets	Financial assets at amortized cost		Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivatives used for hedging		Total
Cash and cash equivalents	~~W~~	1,541,210	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1,541,210
Trade and other receivables[1]		3,085,047		—		1,118,619		—		4,203,666
Other financial assets		262,477		155,805		22,860		7,684		448,826

[1]	Lease receivables and others which are not applied to financial Instruments by category are excluded.

(in millions of Korean won)	December 31, 2020
Financial liabilities	Financial liabilities at amortized cost		Derivatives used for hedging		Total
Trade and other payables	~~W~~	5,015,237	~~W~~	—	~~W~~	5,015,237
Borrowings		6,945,768		—		6,945,768
Other financial liabilities		—		120,349		120,349

13

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

5.	Trade and Other Receivables

Trade and other receivables as at June 30, 2021 and December 31, 2020, are as follows:

	June 30, 2021
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,930,579	~~W~~	(262,528)	~~W~~	(8,137)	~~W~~	2,659,914
Other receivables		458,663		(46,118)		(2,682)		409,863

Total	~~W~~	3,389,242	~~W~~	(308,646)	~~W~~	(10,819)	~~W~~	3,069,777

Non-current assets
Trade receivables	~~W~~	695,347	~~W~~	(2,722)	~~W~~	(23,360)	~~W~~	669,265
Other receivables		251,909		—		(14,365)		237,544

Total	~~W~~	947,256	~~W~~	(2,722)	~~W~~	(37,725)	~~W~~	906,809

	December 31, 2020
(in millions of Korean won)	Total amounts		Provision for impairment		Present value discount		Carrying amount
Current assets
Trade receivables	~~W~~	2,990,693	~~W~~	(259,917)	~~W~~	(8,631)	~~W~~	2,722,145
Other receivables		464,889		(53,824)		(6,170)		404,895

Total	~~W~~	3,455,582	~~W~~	(313,741)	~~W~~	(14,801)	~~W~~	3,127,040

Non-current assets
Trade receivables	~~W~~	874,032	~~W~~	(3,833)	~~W~~	(33,836)	~~W~~	836,363
Other receivables		257,443		(5)		(13,519)		243,919

Total	~~W~~	1,131,475	~~W~~	(3,838)	~~W~~	(47,355)	~~W~~	1,080,282

Details of other receivables as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Loans	~~W~~	48,162	~~W~~	58,799
Receivables		310,972		313,073
Accrued income		1,808		1,355
Refundable deposits		327,187		325,545
Others		5,396		3,871
Less: Provision for impairment		(46,118)		(53,829)

Total	~~W~~	647,407	~~W~~	648,814

14

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

The maximum exposure of trade and other receivables to credit risk is the carrying amount of each class of receivables mentioned above as at June 30, 2021.

The Company classifies a portion of the trade receivables as financial assets at fair value through other comprehensive income considering the trade receivables business model for managing the asset and the cash flow characteristics of the contract.

6.	Other Financial Assets and Liabilities

Details of other financial assets and liabilities as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Other financial assets
Financial assets at amortized cost [1]	~~W~~	72,522	~~W~~	262,477
Financial assets at fair value through profit or loss [2]		184,829		155,805
Financial assets at fair value through other comprehensive income		60,532		22,860
Derivatives used for hedging		22,541		7,684
Less: Non-current		(266,565)		(180,780)

Current	~~W~~	73,859	~~W~~	268,046

Other financial liabilities
Derivatives used for hedging	~~W~~	62,153	~~W~~	120,349
Less: Non-current		(62,153)		(120,349)

Current	~~W~~	—	~~W~~	—

[1]

As at June 30, 2021, the Company’s financial instruments amounting to ~~W~~ 22,501 million (December 31, 2020: ~~W~~ 22,501 million), which consist of checking account deposits, time deposits and others, are subject to withdrawal restrictions.

[2]	Investment in Korea Software Financial Cooperative amounting to ~~W~~ 1,136 million is provided as collateral.

Details of financial assets at fair value through profit or loss as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Equity instruments (Listed)	~~W~~	187	~~W~~	110
Equity instruments (Unlisted)		—		—
Debt securities		184,642		155,695
Less: Non-current		(184,829)		(155,805)

Current	~~W~~	—	~~W~~	—

The maximum exposure of debt instruments of financial assets recognized at fair value through profit or loss to credit risk is the carrying amount as at June 30, 2021.

Details of financial assets at fair value through other comprehensive income as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Equity instruments (Listed)	~~W~~	2,460	~~W~~	1,825
Equity instruments (Unlisted)		58,072		21,035
Less: Non-current		(60,532)		(22,860)

Current	~~W~~	—	~~W~~	—

15

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

Upon disposal of these equity instruments, any balance within the accumulated other comprehensive income for these equity instruments is not reclassified to profit or loss, but to retained earnings. Upon disposal of debt securities, remaining balance of the accumulated other comprehensive income of debt investments is reclassified to profit or loss.

Details of valuation of derivatives used for hedging as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021				December 31, 2020
	Assets		Liabilities		Assets		Liabilities
Currency swap [1]	~~W~~	22,541	~~W~~	62,153	~~W~~	7,684	~~W~~	120,349
Less: Non-current		(21,201)		(62,153)		(2,111)		(120,349)

Current	~~W~~	1,340	~~W~~	—	~~W~~	5,573	~~W~~	—

[1]

The currency swap contract is to hedge the risk of variability in cash flow from the bond. In applying the cash flow hedge accounting, the Company hedges its exposures to cash flow fluctuation until September 7, 2034.

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and, as a current asset or liability, if the maturity of the hedged item is less than 12 months.

The valuation gains and losses on the derivative contracts for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)
	2021						2020
Type of transaction	Valuation gain		Valuation loss		Other comprehensive income [1]		Valuation gain		Valuation loss		Other comprehensive income [1]
Currency swap	~~W~~	81,040	~~W~~	14,703	~~W~~	67,110	~~W~~	106,933	~~W~~	5,912	~~W~~	102,216

[1]	The amounts are before adjustments of deferred income tax directly reflected in equity and allocation to the non-controlling interest.

The ineffective portion recognized in profit or loss on the cash flow hedge is valuation gain of ~~W~~ 6,655 million for the current period (six-month period ended June 30, 2020: valuation gain of ~~W~~ 2,518 million).

7.	Inventories

Inventories as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)
	June 30, 2021						December 31, 2020
	Acquisition cost		Valuation allowance		Carrying amount		Acquisition cost		Valuation allowance		Carrying amount
Merchandise	~~W~~	360,669	~~W~~	(98,508)	~~W~~	262,161	~~W~~	481,829	~~W~~	(128,519)	~~W~~	353,310

16

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

Cost of inventories recognized as expenses for the six-month period ended June 30, 2021, amounts to ~~W~~ 1,390,574 million (six-month period ended June 30, 2020: ~~W~~ 1,413,127 million) and valuation gain on inventory amounts to ~~W~~ 30,011 million for the six-month period ended June 30, 2021 (six-month period ended June 30, 2020: valuation gain of ~~W~~ 9,912 million).

8.	Other Assets and Liabilities

Other assets and liabilities as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Other assets
Advance payments	~~W~~	70,457	~~W~~	44,405
Prepaid expenses [1]		1,891,324		1,920,574
Contract assets [1]		610,293		536,373
Less: Non-current		(650,013)		(635,224)

Current	~~W~~	1,922,061	~~W~~	1,866,128

Other liabilities
Advances received [1]	~~W~~	210,445	~~W~~	224,079
Withholdings		18,590		20,871
Unearned revenue		19,831		14,610
Lease liabilities		1,064,923		1,066,144
Contract liabilities [1]		339,511		371,396
Less: Non-current		(851,642)		(877,715)

Current	~~W~~	801,658	~~W~~	819,385

[1]	The amounts include adjustments arising from adoption of Korean IFRS 1115 Revenue from Contracts with Customers (Note 19).

9.	Property and Equipment, Investment Properties, and Intangible Assets

Changes in property and equipment for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning, net	~~W~~	11,999,717	~~W~~	11,447,952
Acquisition and capital expenditure		956,757		1,024,462
Disposal and termination		(37,453)		(32,605)
Depreciation		(1,171,500)		(1,149,595)
Transfer		(184,286)		(21,348)
Others		(51,546)		(18,220)

Ending, net	~~W~~	11,511,689	~~W~~	11,250,646

17

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

Changes in investment properties for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning, net	~~W~~	735,563	~~W~~	769,019
Depreciation		(17,979)		(26,789)
Transfer		184,286		10,585

Ending, net	~~W~~	901,870	~~W~~	752,815

As at June 30, 2021, the Company (Lessor) has entered into a non-cancellable operating lease contract relating to real estate lease. The future minimum lease fee under this contract is ~~W~~ 94,169 million for one year or less, ~~W~~ 60,707 million more than one year and less than five years, ~~W~~ 54,166 million over five years, and ~~W~~ 209,042 million in total.

Details of investment properties provided as collateral as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	123,484	~~W~~	36,434	Deposits received	~~W~~	32,829

(in millions of Korean won)	December 31, 2020
	Carrying amount		Secured amount		Related account	Related amount
Land and Buildings	~~W~~	135,070	~~W~~	39,250	Deposits received	~~W~~	35,258

Changes in intangible assets for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning, net	~~W~~	1,583,456	~~W~~	2,239,882
Acquisition and capital expenditure		702,771		26,582
Disposal and termination		(1,119)		(2,778)
Amortization		(252,385)		(269,679)
Others		(162)		-

Ending, net	~~W~~	2,032,561	~~W~~	1,994,007

The carrying amount of goodwill with indefinite useful life not subject to amortization is ~~W~~ 65,057 million as at June 30, 2021 (December 31, 2020: ~~W~~ 65,057 million). The carrying amount of membership rights with indefinite useful life not subject to amortization is ~~W~~ 72,361 million as at June 30, 2021 (December 31, 2020: ~~W~~ 72,361 million).

In April 2021, the Company was reassigned with a portion of the 1.8GHz and 900MHz bands in accordance with Article 11 of the Radio Waves Act (frequency allocation based on consideration). The payment for the frequency use right is ~~W~~ 547,800 million and ~~W~~ 141,300 million for the 1.8GHz and 900MHz bands, respectively. The Company plans to pay a portion of the consideration in lump sum in June 2021, and the remainder in installments every year for the next five years.

18

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

10.	Investments in Subsidiaries, Associates and Joint Ventures

Carrying amount in investments in subsidiaries, associates and joint ventures as at June 30, 2021 and December 31, 2020, is as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Subsidiaries	~~W~~	3,271,202	~~W~~	3,269,173
Associates and joint ventures		239,324		235,844

Total	~~W~~	3,510,526	~~W~~	3,505,017

Investments in subsidiaries as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	Location	Percentage of ownership (%)	Carrying amount
			June 30, 2021		December 31, 2020
KT Estate Inc.	Korea	100.0%	~~W~~	1,084,522	~~W~~	1,084,522
KT Sat Co., Ltd.	Korea	100.0%		390,530		390,530
KTCS Corporation [1]	Korea	7.9%		6,427		6,427
KTIS Corporation [1]	Korea	31.4%		30,633		30,633
KT Skylife Co., Ltd.	Korea	50.3%		311,696		311,696
BC Card Co., Ltd.	Korea	69.5%		633,004		633,004
KT M&S Co., Ltd.	Korea	100.0%		26,764		26,764
KT Hitel Co., Ltd.	Korea	63.7%		120,078		120,078
KT Belgium	Belgium	0.0%		—		5,489
KT Powertel Co., Ltd.	Korea	0.0%		—		37,419
Genie Music Corporation [1]	Korea	36.2%		37,417		37,417
KT Dutch B.V.	Netherlands	100.0%		32,359		32,359
KT Telecop Co., Ltd.	Korea	86.8%		134,308		134,308
KT Submarine Co., Ltd. [1]	Korea	39.3%		24,370		24,370
Nasmedia Co., Ltd.[2]	Korea	44.0%		23,051		23,051
KTDS Co., Ltd.	Korea	95.5%		19,616		19,616
KTGDH Co., Ltd.	Korea	100.0%		7,544		7,544
KT Strategic Investment Fund No.2	Korea	90.9%		13,221		10,245
KT Sports	Korea	66.0%		14,520		14,520
KT M Mobile Co., Ltd.	Korea	100.0%		102,237		102,237
KT Service Bukbu Co., Ltd.	Korea	67.3%		7,092		7,092
KT Service Nambu Co., Ltd.	Korea	76.4%		10,160		10,160
KT Strategic Investment Fund No.3	Korea	86.7%		2,947		4,507
KT Strategic Investment Fund No.4	Korea	95.0%		19,000		19,000
PlayD Co., Ltd. [3]	Korea	23.5%		20,000		20,000
KT MOS Bukbu Co., Ltd.	Korea	100.0%		6,334		6,334
KT MOS Nambu Co., Ltd.	Korea	98.4%		4,267		4,267
Next Connect PFV	Korea	100.0%		24,250		24,250
KT Strategic Investment Fund No.5	Korea	95.0%		19,000		12,540

19

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

			Carrying amount
(in millions of Korean won)	Location	Percentage of ownership (%)	June 30, 2021		December 31, 2020
Storywiz Co., Ltd. [4]	Korea	0.0%		—		14,000
KT Engineering (KT ENGCORE Co., Ltd.)	Korea	59.8%		28,000		28,000
KT Studio Genie Co., Ltd.[4]	Korea	100.0%		45,687		—
Others	—	—		72,168		66,794

			~~W~~	3,271,202	~~W~~	3,269,173

[1]

At the end of the reporting period, although sum of percentage of ownership of the Company and its subsidiaries is less than 50% ownership in this entity, this entity is included in investments in subsidiaries due to the dispersion of the non-controlling interests and voting patterns at the shareholders’ meetings in the past.

[2]

At the end of the reporting period, although the Company owns less than 50% ownership in this entity, this entity is included in investments in subsidiaries as the Company holds the majority of voting right based on an agreement with other investors.

[3]	At the end of the reporting period, this entity is included in investments in subsidiaries as the Nasmedia Co., Ltd., holds ownership of 46.9% the Company and subsidiary holds ownership of 70.4%.

[4]	During the current period, the Company invested its shares of Storywiz Co., Ltd. and Skylife TV Co., Ltd., subsidiaries, in KT Studio Genie Co., Ltd.

Investments in associates and joint ventures as at June 30, 2021 and December 31, 2020, are as follows:

			Carrying amount
(in millions of Korean won)	Location	Percentage of ownership (%)	June 30, 2021		December 31, 2020
KIF Investment Fund	Korea	33.3%	~~W~~	115,636	~~W~~	115,636
KT-IBKC Future Investment Fund 1	Korea	43.3%		8,190		12,090
Hyundai Robotics Co., Ltd. [1]	Korea	10.0%		50,000		50,000
Others				65,498		58,118

			~~W~~	239,324	~~W~~	235,844

[1]

At the end of the reporting period, although the Company has less than 20% ownership in ordinary share, this entity is included in investments in associates as the Company has a significant influence in determining the operating and financial policies.

Changes in investments in associates and joint ventures for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning	~~W~~	3,505,017	~~W~~	3,501,391
Acquisition		44,614		107,521
Disposal		(49,820)		(1,495)
Reversal of impairment loss		7,028		—
Other [1]		3,687		(50,950)

Ending	~~W~~	3,510,526	~~W~~	3,556,467

[1]	During the current period, the Company invested convertible bonds for Skylife TV Co., Ltd. in KT Studio Genie Co., Ltd.

20

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

11.	Trade and Other Payables

Details of trade and other payables as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Current liabilities
Trade payables	~~W~~	638,947	~~W~~	672,179
Other payables		3,048,584		3,604,783

Total	~~W~~	3,687,531	~~W~~	4,276,962

Non-current liabilities
Other payables[1]	~~W~~	1,110,010	~~W~~	738,275

[1]	As at June 30, 2021, other payables include residual considerations related to new frequency acquisitions (Note 9).

Details of other payables as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Non-trade payables	~~W~~	2,728,081	~~W~~	3,086,595
Accrued expenses		850,497		642,388
Operating deposits		437,371		460,379
Others		142,645		153,696
Less: Non-current		(1,110,010)		(738,275)

Current	~~W~~	3,048,584	~~W~~	3,604,783

12.	Borrowings

Details of borrowings as at June 30, 2021 and December 31, 2020, are as follows:

Debentures

(in millions of Korean won and foreign currencies in thousands)			June 30, 2021			December 31, 2020
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
MTNP notes [1]	Sep. 7, 2034	6.500%	USD 100,000	~~W~~	113,000	USD 100,000	~~W~~	108,800
MTNP notes	Jul. 18, 2026	2.500%	USD 400,000		452,000	USD 400,000		435,200
MTNP notes	Aug. 7, 2022	2.625%	USD 400,000		452,000	USD 400,000		435,200
FR notes [2]	Aug. 23, 2023	LIBOR(3M)+0.900%	USD 100,000		113,000	USD 100,000		108,800
MTNP notes	Jul. 6, 2021	0.380%	JPY 16,000,000		163,539	JPY 16,000,000		168,682
MTNP notes	Jul. 19, 2022	0.220%	JPY 29,600,000		302,548	JPY 29,600,000		312,061

21

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won and foreign currencies in thousands)			June 30, 2021		December 31, 2020
Type	Maturity	Annual interest rates	Foreign currency	Korean won	Foreign currency	Korean won
MTNP notes	Jul. 19, 2024	0.330%	JPY 400,000	4,088	JPY 400,000	4,217
MTNP notes	Sep.1,2025	1.000%	USD 400,000	452,000	USD 400,000	435,200
FR notes [2]	Nov. 1, 2024	LIBOR(3M)+0.980%	USD 350,000	395,500	USD 350,000	380,800
FR notes [2]	Jun.19.2023	SOR(6M)+0.500%	SGD 284,000	238,549	SGD 284,000	233,510
The 180-2nd Public bond	Apr. 26, 2021	—	—	—	—	380,000
The 181-3rd Public bond	Aug. 26, 2021	4.090%	—	250,000	—	250,000
The 182-2nd Public bond	Oct. 28, 2021	4.310%	—	100,000	—	100,000
The 183-2nd Public bond	Dec. 22, 2021	4.090%	—	90,000	—	90,000
The 183-3rd Public bond	Dec. 22, 2031	4.270%	—	160,000	—	160,000
The 184-2nd Public bond	Apr. 10, 2023	2.950%	—	190,000	—	190,000
The 184-3rd Public bond	Apr. 10, 2033	3.170%	—	100,000	—	100,000
The 186-3rd Public bond	Jun. 26, 2024	3.418%	—	110,000	—	110,000
The 186-4th Public bond	Jun. 26, 2034	3.695%	—	100,000	—	100,000
The 187-3rd Public bond	Sep. 2, 2024	3.314%	—	170,000	—	170,000
The 187-4th Public bond	Sep. 2, 2034	3.546%	—	100,000	—	100,000
The 188-2nd Public bond	Jan. 29, 2025	2.454%	—	240,000	—	240,000
The 188-3rd Public bond	Jan. 29, 2035	2.706%	—	50,000	—	50,000
The 189-2nd Public bond	Jan. 28, 2021	—	—	—	—	130,000
The 189-3rd Public bond	Jan. 28, 2026	2.203%	—	100,000	—	100,000
The 189-4th Public bond	Jan. 28, 2036	2.351%	—	70,000	—	70,000
The 190-1st Public bond	Jan. 29, 2021	—	—	—	—	110,000
The 190-2nd Public bond	Jan. 30, 2023	2.749%	—	150,000	—	150,000
The 190-3rd Public bond	Jan. 30, 2028	2.947%	—	170,000	—	170,000
The 190-4th Public bond	Jan. 30, 2038	2.931%	—	70,000	—	70,000
The 191-1st Public bond	Jan. 14, 2022	2.048%	—	220,000	—	220,000
The 191-2nd Public bond	Jan. 15, 2024	2.088%	—	80,000	—	80,000
The 191-3rd Public bond	Jan. 15, 2029	2.160%	—	110,000	—	110,000
The 191-4th Public bond	Jan. 14, 2039	2.213%	—	90,000	—	90,000
The 192-1st Public bond	Oct. 11, 2022	1.550%	—	340,000	—	340,000
The 192-2nd Public bond	Oct. 11, 2024	1.578%	—	100,000	—	100,000
The 192-3rd Public bond	Oct. 11, 2029	1.622%	—	50,000	—	50,000
The 192-4th Public bond	Oct. 11, 2039	1.674%	—	110,000	—	110,000
The 193-1st Public bond	Jun. 16, 2023	1.174%	—	150,000	—	150,000
The 193-2nd Public bond	Jun. 17, 2025	1.434%	—	70,000	—	70,000
The 193-3rd Public bond	Jun. 17, 2030	1.608%	—	20,000	—	20,000
The 193-4th Public bond	Jun. 15, 2040	1.713%	—	60,000	—	60,000
The 194-1st Public bond	Jan. 26, 2024	1.127%	—	130,000	—	—
The 194-2nd Public bond	Jan. 27, 2026	1.452%	—	140,000	—	—
The 194-3rd Public bond	Jan. 27, 2031	1.849%	—	50,000	—	—
The 194-4th Public bond	Jan. 25, 2041	1.976%	—	80,000	—	—
The 195-1st Public bond	Jun. 10, 2024	1.387%	—	180,000	—	—
The 195-2nd Public bond	Jun. 10, 2026	1.806%	—	80,000	—	—

22

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won and foreign currencies in thousands)			June 30, 2021			December 31, 2020
Type	Maturity	Annual interest rates	Foreign currency	Korean won		Foreign currency	Korean won
The 195-3rd Public bond	Jun. 10, 2031	2.168%	—		40,000	—		—

Subtotal			—		7,006,224	—		6,862,470
Less: Current portion			—		(823,349)	—		(1,228,284)
Discount on bonds			—		(19,561)	—		(19,663)

Total			—	~~W~~	6,163,314	—	~~W~~	5,614,523

[1]

As at June 30, 2021, the Company has outstanding notes in the amount of USD 100 million with fixed interest rates under Medium Term Note Program (“MTNP”) registered in the Singapore Stock Exchange, which allowed issuance of notes of up to USD 2,000 million. However, the MTN program has been terminated since 2007.

[2]	The Libor (3M) and the SOR (6M) is approximately 0.146% and 0.239% as at June 30, 2021, respectively.

Long-term borrowings

(in millions of Korean won)
Financial institution	Type	Maturity	Annual interest rates	June 30, 2021		December 31, 2020
Export-Import Bank of Korea	Inter-Korean Cooperation Fund [1]	July 10, 2026	1.500%	~~W~~	2,714	~~W~~	2,961
CA-CIB	Long-term commercial papers	May 15, 2023	1.260%		100,000		100,000

Subtotal					102,714		102,961
Less: Current portion					(493)		(493)

Total				~~W~~	102,221	~~W~~	102,468

[1]	Inter-Korean Cooperation Fund is repayable in installments over 13 years after a seven-year grace period.

Repayment schedule of the Company’s debentures and borrowings including the portion of current liabilities as at June 30, 2021, is as follows:

(in millions of Korean won)	Bonds
	In local currency		In foreign currency		Sub- total		Borrowings		Total
Jul.1, 2021 ~ Jun. 30, 2022	~~W~~	660,000	~~W~~	163,539	~~W~~	823,539	~~W~~	493	~~W~~	824,032
Jul.1, 2022 ~ Jun. 30, 2023		830,000		993,096		1,823,096		100,493		1,923,589
Jul.1, 2023 ~ Jun. 30, 2024		500,000		113,000		613,000		493		613,493
Jul.1, 2024 ~ Jun. 30, 2025		580,000		399,589		979,589		493		980,082
After Jul.1, 2025		1,750,000		1,017,000		2,767,000		742		2,767,742

	~~W~~	4,320,000	~~W~~	2,686,224	~~W~~	7,006,224	~~W~~	102,714	~~W~~	7,108,938

23

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

13.	Provisions

Changes in provisions for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	74,179	~~W~~	97,039	~~W~~	61,527	~~W~~	232,745
Increase (transfer)		1,226		5,149		1,343		7,718
Usage		(138)		(516)		(377)		(1,031)
Reversal		—		(390)		(5,698)		(6,088)

Ending balance	~~W~~	75,267	~~W~~	101,282	~~W~~	56,795	~~W~~	233,344

Current	~~W~~	75,267	~~W~~	21,084	~~W~~	53,686	~~W~~	150,037
Non-current		—		80,198		3,109		83,307

(in millions of Korean won)	2020
	Litigation		Restoration cost		Others		Total
Beginning balance	~~W~~	64,042	~~W~~	103,895	~~W~~	69,782	~~W~~	237,719
Increase (transfer)		—		(1,192)		7,317		6,125
Usage		—		(730)		(3,408)		(4,138)
Reversal		—		(502)		—		(502)

Ending balance	~~W~~	64,042	~~W~~	101,471	~~W~~	73,691	~~W~~	239,204

Current	~~W~~	64,042	~~W~~	20,034	~~W~~	70,992	~~W~~	155,068
Non-current		—		81,437		2,699		84,136

14.	Net Defined Benefit Liabilities

The amounts recognized in the statements of financial position as at June 30, 2021 and December 31, 2020, are determined as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Present value of defined benefit obligations	~~W~~	1,885,542	~~W~~	1,809,843
Fair value of plan assets		(1,556,920)		(1,539,553)

Liabilities, net	~~W~~	328,622	~~W~~	270,290

24

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

Changes in the defined benefit obligations for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning	~~W~~	1,809,843	~~W~~	1,774,582
Current service cost		69,165		71,466
Interest expense		16,669		16,824
Benefit paid		(10,135)		(68,072)

Ending	~~W~~	1,885,542	~~W~~	1,794,800

Changes in the fair value of plan assets for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Beginning	~~W~~	1,539,553	~~W~~	1,499,984
Interest income		14,180		14,221
Remeasurements on plan assets		(640)		735
Benefit paid		3,827		(60,646)

Ending	~~W~~	1,556,920	~~W~~	1,454,294

Amounts recognized in the separate statement of profit or loss for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Current service cost	~~W~~	69,165	~~W~~	71,466
Net interest cost		2,489		2,603
Account transfers		(7,235)		(8,315)

Total expenses	~~W~~	64,419	~~W~~	65,754

15.	Commitments and Contingencies

As at June 30, 2021, major commitments with local financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency Limit		Used amount
Bank overdraft	Kookmin Bank and others	KRW	1,430,000	—
Inter-Korean Cooperation Fund	Export-Import Bank of Korea	KRW	37,700	2,714
Economic Cooperation Business Insurance	Export-Import Bank of Korea	KRW	3,240	1,732
Collateralized loan on electronic accounts receivable-trade	Kookmin Bank and others	KRW	297,000	7,643
Plus electronic notes payable	Industrial Bank of Korea	KRW	50,000	—
Derivatives transaction limit	Korea Development Bank Woori Bank and others	KRW USD	100,000 69,054	6,888 36,453

Total		KRW	1,917,940	18,977
		USD	69,054	36,453

25

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

As at June 30, 2021, guarantees received from financial institutions are as follows:

(in millions of Korean won and foreign currencies in thousands)	Financial institution	Currency	Limit
Comprehensive credit line	Hana Bank	KRW	4,100
		USD	8,700
Bid guarantee	Korea Software Financial Cooperative	KRW	80,307
Performance guarantee / warranty guarantee		KRW	385,837
Guarantee for advances received / others		KRW	475,323
Guarantee for payment in foreign currency	Kookmin Bank	USD	7,390
	Shinhan Bank	USD	5,000
	Woori Bank	USD	15,000
Guarantee for payment in local currency	Shinhan Bank	KRW	6,840
Refund guarantee for advances received	Korea Development Bank	USD	8,536
Performance guarantee	Seoul Guarantee Insurance	KRW	7,938
Guarantees for licensing		KRW	3,280
Guarantee for deposits		KRW	1,456

Total		KRW	965,081
		USD	44,626

The Company is jointly and severally obligated with KT Sat Co., Ltd. to pay KT Sat Co., Ltd.’s liabilities incurred prior to spin-off. As at June 30, 2021, the Company and KT Sat Co., Ltd. are jointly and severally liable for reimbursement of \ 733 million.

For the six-month period ended June 30, 2021, the Company made agreements with Securitization Specialty Companies (2021: First 5G Fifty fifth to Fifty seventh Securitization Specialty Co., Ltd., 2020: First 5G Forty ninth to Fifty fourth Securitization Specialty Co., Ltd.), and disposed of its trade receivables related to handset sales. The Company also made asset management agreements with each securitization specialty company and in accordance with the agreements, the Company will receive asset management fees upon liquidation of the securitization specialty company.

As at June 30, 2021, the Company is a defendant in 192 lawsuits with the total claimed amount of \ 95,052 million. As at June 30, 2021, litigation provisions of \ 75,267 million for pending lawsuits and unasserted claims are recorded as liabilities for potential loss in the ordinary course of business. The final outcomes of the cases cannot be estimated at the end of the reporting period.

According to financial and other covenants included in certain debentures and borrowings, the Company is required to maintain certain financial ratios such as debt-to-equity ratio, use the funds for the designated purpose and report to the creditors periodically. Such covenants also contain restriction on provision of additional collateral and disposal of certain assets.

As at June 30, 2021, the Company participates in Algerie Sidi Abdela new town development consortium (percentage of ownership: 2.5%) and has joint liability with other consortium participants.

As at June 30, 2021, the contracted amount of property and equipment and intangible assets acquisition agreement made but not yet recognized amounts to \ 644,606 million (December 31, 2020: \ 595,145 million).

26

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

16.	Leases

Set out below is information for leases when the Company is a lessee. Information for when the Company is a lessor is provided in Note 9.

The separate statement of financial position shows the following amounts relating to leases:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Right-of-use assets
Property and buildings	~~W~~	1,064,664	~~W~~	1,069,993
Machinery and track facilities		70,644		38,073
Others		33,574		44,087

	~~W~~	1,168,882	~~W~~	1,152,153

Investment properties (buildings)	~~W~~	1,848	~~W~~	19,730

(in millions of Korean won)	June 30, 2021		December 31, 2020
Lease liabilities [1]
Current	~~W~~	300,073	~~W~~	291,470
Non-current		764,850		774,674

	~~W~~	1,064,923	~~W~~	1,066,144

[1]	Included in the line item ‘other current liabilities and non-current liabilities’ in the separate statement of financial position (Note 8).

Increases in right-of-use assets for the six-month periods ended June 30, 2021 and 2020 was ~~W~~ 213,555 million and ~~W~~ 233,985 million, respectively.

The separate statement of profit or loss for the six-month periods ended June 30, 2021 and 2020 shows the following amounts relating to leases:

(in millions of Korean won)	2021		2020
Depreciation of right-of-use assets
Property and buildings	~~W~~	159,319	~~W~~	151,319
Machinery and track facilities		22,675		33,150
Others		11,226		10,527

	~~W~~	193,220	~~W~~	194,996

Depreciation of investment properties	~~W~~	1,447	~~W~~	10,288
Interest expense relating to lease liabilities		15,424		21,091
Expense relating to short-term leases		1,734		1,881
Expense relating to leases of low-value assets that are not short-term leases		8,860		7,688

The total cash outflow for leases for the six-month periods ended June 30, 2021 and 2020 was ~~W~~ 207,596 million and ~~W~~ 193,308 million, respectively.

27

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

17.	Retained Earnings

Details of retained earnings as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Legal reserve [1]	~~W~~	782,249	~~W~~	782,249
Voluntary reserves [2]		4,651,362		4,651,362
Unappropriated retained earnings		6,083,853		5,800,103

Total	~~W~~	11,517,464	~~W~~	11,233,714

[1]

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued share capital. The reserve is not available for the payment of cash dividends, but may be transferred to share capital with the approval of the Company’s Board of Directors or used to reduce accumulated deficits, if any, with the ratification of the Company’s majority shareholders.

[2]

In accordance with the Restrictions on Special Taxation Act, R&D and HR related reserves under the voluntary reserves are separately accumulated when retained earnings from tax reserve funds are disposed, when income tax is recalculated from tax return adjustments.

18.	Other Components of Equity

The Company’s other components of equity as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Treasury stock	~~W~~	(1,072,328)	~~W~~	(882,224)
Loss on disposal of treasury stock		—		(20,498)
Share-based payments		8,351		5,901
Others		(180,891)		(180,999)

Total	~~W~~	(1,244,868)	~~W~~	(1,077,820)

As at June 30, 2021 and December 31, 2020, the details of treasury stock are as follows:

	June 30, 2021		December 31, 2020
Number of shares (in shares)		26,870,564		19,269,678
Amount (in millions of Korean won)	~~W~~	1,072,328	~~W~~	882,224

Treasury stock is expected to be used as stock compensation for the Company’s directors, employees and other purposes.

28

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

19.	Revenue from Contracts with Customers and Relevant Contract Assets and Liabilities

The Company has recognized the following amounts relating to revenue in the statement of profit or loss for the three-month and six-month periods ended June 30, 2021 and 2020:

(in millions of Korean won)	2021				2020
	Three months		Six months		Three months		Six months
Revenue from contracts with customers	~~W~~	4,434,266	~~W~~	8,966,410	~~W~~	4,296,227	~~W~~	8,678,978
Revenue from other sources		44,535		86,844		43,448		89,764

Total revenue	~~W~~	4,478,801	~~W~~	9,053,254	~~W~~	4,339,675	~~W~~	8,768,742

Operating revenues for the three-month and six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Six months		Three months		Six months
Services provided	~~W~~	3,866,312	~~W~~	7,690,323	~~W~~	3,743,608	~~W~~	7,493,492
Sales of goods		612,489		1,362,931		596,067		1,275,250

Total	~~W~~	4,478,801	~~W~~	9,053,254	~~W~~	4,339,675	~~W~~	8,768,742

Revenues from services provided are recognized over time, and sales of goods are recognized at a point of time.

The contract assets, liabilities and deferred revenue recognized in relation to revenue from contracts with customers are as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Contract assets [1]	~~W~~	688,159	~~W~~	622,608
Contract liabilities [1]		369,624		400,971
Deferred revenue [2]		76,135		76,198

[1]

The Company recognized contract assets of ~~W~~ 77,866 million and contract liabilities of ~~W~~ 30,113 million for long-term construction contracts as at June 30, 2021 (2020: contract assets of ~~W~~ 86,234 million and contract liabilities of ~~W~~ 29,574 million). The Company recognizes contract assets as trade and other receivables, and contract liabilities as other current liabilities.

[2]	Deferred revenue recognized relating to government grants is excluded.

The contract costs recognized as assets are as follows:

(in millions of Korean won)	June 30, 2021		December 31, 2020
Incremental costs of contract establishment	~~W~~	1,651,482	~~W~~	1,722,451
Costs of contract performance		138,918		139,252

The Company recognized ~~W~~ 979,502 million of operating expenses for the six-month period ended June 30,2021 (2020: ~~W~~ 900,609 million) which relate to contract cost assets.

The Company did not recognize an impairment loss in anticipation of full recovery of costs recognized as assets.

29

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

For the three-month and six-month periods ended June 30, 2021 and 2020, the recognized revenue arising from carried-forward contract liabilities and deferred revenue from prior year are as follows:

(in millions of Korean won)	2021				2020
	Three months		Six months		Three months		Six months
Revenue recognized that was included in the contract liability balance at the beginning of the year
Allocation of the transaction price	~~W~~	71,444	~~W~~	154,933	~~W~~	67,392	~~W~~	141,887
Deferred revenue of joining/installment fees		9,875		21,072		10,179		20,726

Total	~~W~~	81,319	~~W~~	176,005	~~W~~	77,571	~~W~~	162,613

20.	Operating Expenses

Operating expenses for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Six months		Three months		Six months
Salaries and wages	~~W~~	567,097	~~W~~	1,136,083	~~W~~	535,381	~~W~~	1,090,476
Depreciation		585,770		1,171,050		578,923		1,160,978
Depreciation of right-of-use assets		95,688		193,220		98,036		194,996
Amortization of intangible assets		126,738		251,600		134,100		268,612
Commissions		418,539		803,203		385,339		747,574
Interconnection charges		122,390		246,729		134,393		265,747
International interconnection fees		49,180		100,491		45,236		90,142
Purchase of inventories		508,270		1,269,415		662,575		1,385,567
Changes of inventories		87,629		91,148		(20,112)		17,646
Sales commissions		641,827		1,272,837		618,953		1,194,736
Service costs		196,198		370,943		172,143		337,108
Purchase of contents		140,621		284,352		146,088		299,666
Utilities		80,265		161,366		77,140		154,662
Taxes and dues		64,379		120,923		51,408		104,403
Rent		27,534		52,858		28,265		54,147
Insurance premiums		12,611		25,905		15,232		30,442
Installation fees		113,070		225,712		105,199		206,351
Advertising expenses		34,973		59,311		27,928		52,262
Research and development expenses		39,210		78,711		36,378		78,141
Others		215,622		420,233		252,718		479,376

Total	~~W~~	4,127,611	~~W~~	8,336,090	~~W~~	4,085,323	~~W~~	8,213,032

30

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

Details of employee benefits for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Six months		Three months		Six months
Short-term employee benefits	~~W~~	520,998	~~W~~	1,041,755	~~W~~	488,893	~~W~~	993,501
Post-employment benefits (defined benefits)		31,992		64,419		32,952		65,754
Post-employment benefits (defined contributions)		10,870		22,025		10,299		21,091
Share-based payments		1,261		2,558		995		2,594
Others		1,976		5,326		2,242		7,536

Total	~~W~~	567,097	~~W~~	1,136,083	~~W~~	535,381	~~W~~	1,090,476

21.	Other Income and Other Expenses

Other income for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Six months		Three months		Six months
Gain on disposal of property and equipment	~~W~~	6,497	~~W~~	13,712	~~W~~	2,951	~~W~~	9,613
Gain on disposal of right-of-use assets		721		1,109		2,411		4,080
Gain on disposal of intangible assets		—		808		22		84
Compensation on property and equipment		40,441		73,839		44,833		73,781
Gain on disposal of investments in Subsidiaries, Associates and Joint Ventures		2,243		2,243		—		—
Reversal of impairment loss on investments in Subsidiaries		7,027		7,027		—		—
Dividends received		6,120		64,688		9,240		126,225
Gain on government subsidies		7,657		9,384		2,551		6,728
Others		12,292		25,843		4,688		10,072

Total	~~W~~	82,998	~~W~~	198,653	~~W~~	66,696	~~W~~	230,583

Other expenses for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Six months		Three months		Six months
Loss on disposal of property and equipment	~~W~~	12,608	~~W~~	31,864	~~W~~	19,495	~~W~~	31,978
Loss on disposal of right-of-use assets		843		9,192		4,770		5,808
Loss on disposal of intangible assets		180		247		204		390
Loss on disposal of investments in Subsidiaries, Associates and Joint Ventures		2,627		2,627		100		117
Impairment loss on assets held for sale		—		—		14,629		14,629
Donations		270		3,127		11,445		11,445
Others		24,831		38,771		31,327		47,065

Total	~~W~~	41,359	~~W~~	85,828	~~W~~	81,970	~~W~~	111,432

31

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

22.	Finance Income and Costs

Details of finance income for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Six months		Three months		Six months
Interest income	~~W~~	61,573	~~W~~	125,027	~~W~~	60,569	~~W~~	123,555
Gain on foreign currency transactions		1,618		3,813		1,686		6,672
Gain on foreign currency translation		1,314		17,958		(684)		6,959
Gain on valuation of derivatives		(6,020)		81,040		(43,883)		106,933
Gain on disposal of financial assets		7,048		11,326		—		—
Others		69		82		7		7

Total	~~W~~	65,602	~~W~~	239,246	~~W~~	17,695	~~W~~	244,126

Details of finance costs for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021				2020
	Three months		Six months		Three months		Six months
Interest expenses	~~W~~	54,070	~~W~~	112,370	~~W~~	64,399	~~W~~	129,003
Loss on foreign currency transactions		1,625		2,773		1,652		5,462
Loss on foreign currency translation		(6,990)		78,334		(44,515)		112,494
Loss on valuation of derivatives		2,356		14,703		5,912		5,912
Loss on disposal of trade receivables		5,936		7,378		2,511		4,728
Others		—		—		619		758

Total	~~W~~	56,997	~~W~~	215,558	~~W~~	30,578	~~W~~	258,357

23.	Income Tax Expense

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual income tax rate used for the year ending December 31, 2021 is 26.06%.

32

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

24.	Earnings per Share

Basic earnings per share is calculated by dividing the profit from operations attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares purchased by the Company and held as treasury stock.

Basic earnings per share from operations for the six-month periods ended June 30, 2021 and 2020, are calculated as follows:

	2021				2020
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	296,819	~~W~~	631,208	~~W~~	167,254	~~W~~	487,899
Weighted average number of ordinary shares outstanding (in number of shares)		234,276,810		235,874,816		245,244,229		245,242,889
Basic earnings per share (in Korean won)	~~W~~	1,267	~~W~~	2,676	~~W~~	682	~~W~~	1,989

Diluted earnings per share from operations is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares from other share-based payments.

Diluted earnings per share from operations for the six-month periods ended June 30, 2021 and 2020, are calculated as follows:

	2021				2020
	Three months		Six months		Three months		Six months
Profit attributable to ordinary shares (in millions of Korean won)	~~W~~	296,819	~~W~~	631,208	~~W~~	167,254	~~W~~	487,899
Diluted profit attributable to ordinary shares (in millions of Korean won)	~~W~~	296,819	~~W~~	631,208	~~W~~	167,254	~~W~~	487,899
Number of dilutive potential ordinary shares outstanding (in number of shares)		195,616		213,301		127,797		129,136
Weighted average number of ordinary shares outstanding (in number of shares)		234,472,426		236,088,117		245,372,026		245,372,025
Diluted earnings per share (in Korean won)	~~W~~	1,266	~~W~~	2,674	~~W~~	682	~~W~~	1,988

33

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

Diluted earnings per share is earnings per outstanding of ordinary shares and dilutive potential ordinary shares. Diluted earnings per share is calculated by dividing adjusted profit for the period by the sum of the number of ordinary shares and dilutive potential ordinary shares excluding other share-based payments without dilutive effect.

25.	Cash Generated from Operations

Cash flows from operating activities for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
1. Profit for the period	~~W~~	631,208	~~W~~	487,899
2. Adjustments for:
Income tax expense		222,469		172,731
Interest income		(125,027)		(123,555)
Interest expense		112,370		129,003
Dividend income		(64,695)		(126,233)
Depreciation		1,189,479		1,176,384
Amortization of intangible assets		252,385		269,679
Depreciation of right-of-use assets		193,220		194,996
Provisions for severance benefits (defined benefits)		71,654		74,069
Allowance for bad debts		34,216		42,123
Loss on disposal of investments in subsidiaries, associates and joint ventures		384		117
Loss on disposal of property and equipment		18,152		22,365
Loss (gain) on disposal of intangible assets		(561)		306
Loss on disposal of right-of-use assets		8,083		1,728
Loss on foreign currency translation		60,376		105,535
Gain on valuation of derivatives, net		(66,337)		(101,021)
Loss (gain) on valuation of financial assets at fair value through profit or loss		(77)		67
Loss (gain) on disposal of financial assets at fair value through profit or loss		(11,326)		576
Others		(30,941)		(12,444)
3. Changes in operating assets and liabilities
Decrease (increase) in trade receivables		218,538		(160,453)
Increase in finance lease receivables		(1,795)		(2,298)
Increase in other receivables		(18,853)		(24,723)
Decrease (increase) in other current assets		(55,703)		554
Increase in other non-current assets		(14,790)		(18,936)
Decrease in inventories		117,460		26,729
Decrease in trade payables		(35,089)		(142,313)

34

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	2021		2020
Increase (decrease) in other payables		162,498		(170,165)
Increase (decrese) in other current liabilities		(26,442)		21,330
Decrease in other non-current liabilities		(16,250)		(2,124)
Increase in provisions		1,992		4,323
Increase (decrease) in deferred revenue		38,320		(2,699)
Post-employment benefits paid (defined benefits)		(80,653)		(68,187)
Decrease in plan assets		58,938		60,483

4. Cash generated from operations (1+2+3)	~~W~~	2,843,203	~~W~~	1,835,846

Significant transactions not affecting cash flows for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
Reclassification of the current portion of borrowings	~~W~~	219,995	~~W~~	619,771
Reclassification of construction-in-progress to property and equipment		1,167,032		835,957
Reclassification of other payables from property and equipment		(555,392)		(507,904)
Reclassification of other payables from intangible assets		210,242		(339,208)
Reclassification of other payables from net defined benefit liabilities		(7,752)		(278)

26.	Cash Generated from Financing Activities

Changes in liabilities arising from financial activities for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	6,945,768	~~W~~	77,550	~~W~~	—	~~W~~	63,351	~~W~~	—	~~W~~	2,708	~~W~~	7,089,377
Financial lease liabilities		1,066,144		(197,002)		205,070		—		—		(9,289)		1,064,923
Derivative liabilities		120,349		—		—		31,096		(11,338)		(77,954)		62,153
Derivative assets		(7,684)		—		—		29,298		(2,033)		(42,122)		(22,541)

Total	~~W~~	8,124,577	~~W~~	(119,452)	~~W~~	205,070	~~W~~	123,745	~~W~~	(13,371)	~~W~~	(126,657)	~~W~~	8,193,912

(in millions of Korean won)	2020
	Beginning		Cash flows		Non-cash								Ending
					Newly acquired		Exchange differences		Fair value changes		Others
Borrowings	~~W~~	7,028,040	~~W~~	485,067	~~W~~	—	~~W~~	105,708	~~W~~	—	~~W~~	3,210	~~W~~	7,622,025
Financial lease liabilities		1,120,825		(183,739)		224,677		—		—		(8,312)		1,153,451
Derivative liabilities		18,632		—		—		(14,751)		15,852		(7,962)		11,771
Derivative assets		(55,423)		—		—		(89,902)		(15,933)		14,114		(147,144)

Total	~~W~~	8,112,074	~~W~~	301,328	~~W~~	224,677	~~W~~	1,055	~~W~~	(81)	~~W~~	1,050	~~W~~	8,640,103

35

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

27.	Related Party Transactions

The list of related parties of the Company as at June 30, 2021, is as follows:

Relationship	Name of Entity
Subsidiaries	KT Hitel Co., Ltd., KTCS Corporation, KTIS Corporation, KT Service Bukbu Co., Ltd., KT Service Nambu Co., Ltd., KT Linkus Co., Ltd., KT Telecop Co., Ltd., KTDS Co., Ltd., Nasmedia, Co., Ltd., KT M Hows Co., Ltd., KT M&S Co., Ltd., GENIE Music Corporation, KT Estate Inc., KT Skylife Co., Ltd., H&C Network, KTGDH Co., Ltd., KT Sat Co., Ltd., KT Submarine Co., Ltd., KT Sports Co., Ltd., KT Strategic Investment Fund No.2, KT Music Contents Fund 1, KT America, Inc., KT Japan Co., Ltd., KT Dutch B.V., KT AMC, KT Commerce Inc., BC Card Co., Ltd., VP Inc., Skylife TV Co., Ltd., Initech Co., Ltd., BC Card Science and Technology (Shanghai) Co., Ltd., Smartro Co., Ltd., East Telecom LLC, KT NEXR Co., Ltd., KT Rwanda Networks Ltd., Autopion Co., Ltd., KT-Michigan Global Contents Fund, AOS Ltd., KT M Mobile Co., Ltd., KT investment Co., Ltd, PT. BC Card Asia Pacific, Whowho&Company Co., Ltd., KT Hongkong Telecommunications Co., Ltd., KT Strategic Investment Fund No.3, PlayD Co., Ltd., Korea Telecom Singapore Pte, Ltd., Texnoprosistem LLP, KT Music Contents Fund No.2, KT Strategic Investment Fund No.4, BC-VP Strategic Investment Fund No.1, KT MOS Bukbu Co., Ltd., KT MOS Nambu Co., Ltd., Nasmedia Thailand Co., Ltd., Next Connect PFV, KT Huimangjieum, KT Strategic Investment Fund No.5, K-REALTY RENTAL HOUSING REIT 3, Storywiz Co., Ltd., KT Engineering Co., Ltd.(KT ENGCORE Co., Ltd.), KT Studio Genie Co., Ltd., Lolab Co., Ltd., KHS Corporation
Associates

KIF Investment Fund, K-REALTY CR REITs No.1, Boston Global Film & Contents Fund L.P., QTT Global (Group) Company Ltd., CU Industrial Development Co., Ltd, KD Living, Inc., LoginD Co., Ltd., K-REALTY CR-REIT 6, K Bank Inc., ISU-kth Contents Investment Fund, Daiwon Broadcasting Co., Ltd., KT-DSC Creative Economy Youth Start-up Investment Fund, Korea Electronic Vehicle Charging Service, K-REALTY RENTAL HOUSING REIT 2, AI RESEARCH INSTITUTE, KT-IBKC Future Investment Fund 1, Gyeonggi-KT Yoojin Superman Fund, FUNDA Co., Ltd, CHAMP IT Co., Ltd., Alliance Internet Corp., Little big pictures, Virtua Realm Sendirian Berhad, KT Philippines, KT-Smart Factory Investment Fund, Studio Discovery Co., Ltd., KT Young Entrepreneurs DNA Investment Fund, Hyundai Robotics Co., Ltd., IGIS Professional Investors Private Investment Real Estate Investment LLC No 395, , Mogyo Limited Company Specializing in the Cultural Industry, Mission Limited Company Specializing in the Cultural Industry,

Maruee Limited Company Specializing in the Cultural Industry, Sweet&Sour Limited Company Specializing in the Cultural Industry, Trustay Co., Ltd., The skyk Co., Ltd., StorySoop Inc., Mastern No.127 Logispoint Daegu Co., Ltd.

36

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

The amount of installment handset sales receivable inherited from KTIS Corporation, KTCS Corporation and KT M&S Co., Ltd. for the six-month period ended June 30, 2021 is \ 260,440 million.

The Company has entered into an additional agreement with KT M Mobile Co., Ltd. regarding wholesale provision of telecommunication services. In connection with the agreement, the Company offsets receivables, partially or in-full, against payables for joining mobile telecommunications services and network usage arising from telecommunication operations.

Outstanding balances of receivables and payables in relation to transactions with related parties as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Linkus Co., Ltd.	~~W~~	—	~~W~~	—	~~W~~	36	~~W~~	—	~~W~~	—	~~W~~	12,628	~~W~~	—
KT Telecop Co., Ltd.		681		—		343		11		1,913		28,937		13
KTCS Corporation		257		—		6,559		480		—		52,473		—
KTIS Corporation		730		—		5,089		1,862		—		39,097		—
KT Service Bukbu Co., Ltd.		12		—		—		78		—		17,555		—
KT Service Nambu Co., Ltd.		1		—		—		—		—		21,447		—
KT Skylife Co., Ltd.		3,389		—		6,293		28		—		8,333		—
KTDS Co., Ltd.		990		—		144		—		—		89,762		—
KT Estate Inc.		1,032		—		45,592		—		—		10,944		51,002
Skylife TV Co., Ltd		349		—		24		60		—		1,349		—
BC Card Co., Ltd.[1]		586		—		5,545		—		—		847		6
KT Sat Co., Ltd.		1,681		—		—		—		—		1,191		—
KT Hitel Co., Ltd.		3,461		—		210		—		9,890		10,931		—
KT Commerce Inc.		64		—		—		—		1,563		25,314		—
KT M Hows Co., Ltd.		190		—		—		—		—		3,014		—
KT M&S Co., Ltd.		102		5,025		462		2		—		103,532		—
GENIE Music Corporation		603		—		16		—		—		41,660		—

37

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	June 30, 2021
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
KT M Mobile Co., Ltd.		22,430		—		238		—		—		213		—
Nasmedia, Co., Ltd.		4,088		—		—		—		—		1,115		—
KT MOS Bukbu Co., Ltd.		—		—		—		—		—		8,244		—
KT MOS Nambu Co., Ltd.		—		—		—		—		—		8,001		—
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		1		—		1,032		15		60		46,264		7
KHS Corporation		—		—		—		—		—		50		—
Others		8,210		513		10,659		519		411		5,641		35
Associates and joint ventures
K—REALTY CR REITs No.1		—		—		14,800		—		—		—		9,904
K Bank Inc.		459		—		62		—		—		—		—
Others		43		—		1		—		—		201		—

Total	~~W~~	49,359	~~W~~	5,538	~~W~~	97,105	~~W~~	3,055	~~W~~	13,837	~~W~~	538,743	~~W~~	60,967

(in millions of Korean won)	December 31, 2020
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
Subsidiaries
KT Powertel Co., Ltd	~~W~~	796	~~W~~	—	~~W~~	931	~~W~~	—	~~W~~	—	~~W~~	5,365	~~W~~	—
KT Linkus Co., Ltd.		605		—		—		—		—		10,339		—
KT Telecop Co., Ltd.		1,228		—		401		—		1,942		25,707		—
KTCS Corporation		172		—		7,044		—		—		50,363		14
KTIS Corporation		688		—		3,474		—		—		40,189		—
KT Service Bukbu Co., Ltd.		15		—		—		22		—		21,678		—
KT Service Nambu Co., Ltd.		3		—		—		—		—		23,742		—
KT Skylife Co., Ltd.		1,899		—		5,507		—		—		9,762		—
KTDS Co., Ltd.		10,210		—		3,072		—		—		96,644		—
KT Estate Inc.		8,687		—		46,338		—		—		21,276		35,880
Skylife TV Co., Ltd [2]		—		3,687		—		—		—		1,849		—
BC Card Co., Ltd.[1]		494		—		4,858		—		—		612		6
KT Sat Co., Ltd.		1,750		—		—		—		—		1,206		—

38

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	June 30, 2021
	Receivables								Payables
	Trade receivables		Loans and others		Other receivables		Lease receivables		Trade payables		Other payables		Lease liabilities
KT Hitel Co., Ltd.		2,071		—		461		—		13,335		11,393		—
KT Commerce Inc.		107		—		—		—		9,243		46,708		—
KT M Hows Co., Ltd.		157		—		—		—		—		2,799		—
KT M&S Co., Ltd.		153		3,650		567		6		—		114,262		—
GENIE Music Corporation		81		—		285		—		—		26,680		—
KT M Mobile Co., Ltd.		14,170		—		96		—		—		498		—
Nasmedia, Co., Ltd.		5,355		—		—		—		—		1,263		—
KT MOS Bukbu Co., Ltd.		8		—		713		—		—		9,293		—
KT MOS Nambu Co., Ltd.		—		—		—		—		—		9,174		—
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		5		—		3,298		32		1,327		99,173		7
Others		3,271		700		2,048		—		462		3,686		40
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		16,200		—		—		—		20,857
K Bank Inc.		274		—		—		—		—		2		—
Others		45		—		16		—		—		5		—
Others
KHS Corporation		6		—		—		—		—		—		—

Total	~~W~~	52,250	~~W~~	8,037	~~W~~	95,309	~~W~~	60	~~W~~	26,309	~~W~~	633,668	~~W~~	56,804

[1]	As at June 30, 2021, ~~W~~ 833 million of the unsettled amount (December 31, 2020: ~~W~~ 580 million) in credit card transactions with BC Card Co., Ltd. is included in trade payables.
[2]	As at June 30, 2020, the convertible bonds issued by Skylife TV Co., Ltd. amounting to ~~W~~ 3,000 million is classified as financial assets at fair value through profit or loss.

39

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

Significant transactions with related parties for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	Sales				Purchases				Acquisition of lease receivables		Acquisition of right-of- use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Powertel Co., Ltd [2]	~~W~~	3,233	~~W~~	—	~~W~~	508	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	1	~~W~~	—	~~W~~	—
KT Linkus Co., Ltd.		3,258		—		28,211		—		—		—		—		—		—
KT Telecop Co., Ltd.		6,704		—		74,726		—		—		—		—		—		—
KTCS Corporation [2]		44,371		54		156,770		—		—		—		6		—		254
KTIS Corporation		27,773		—		143,506		—		—		—		29		—		816
KT Service Bukbu Co., Ltd.		10,359		2		101,395		—		—		—		—		—		—
KT Service Nambu Co., Ltd.		7,402		5		121,907		—		—		—		2		—		—
KT Skylife Co., Ltd.		22,736		7		16,712		—		—		—		1		—		8,368
KTDS Co., Ltd.		7,261		16		195,033		59		—		—		1		—		3,000
KT Estate Inc.		6,742		—		31,455		—		—		38		—		501		—
Skylife TV Co., Ltd.		1,790		—		3,835		—		—		—		25		—		—
BC Card Co., Ltd.		6,135		3		15,379		—		—		—		2		—		14,686
KT Sat Co., Ltd.		9,931		—		5,328		—		—		—		—		—		—
KT Hitel Co., Ltd.		14,270		—		37,976		—		—		—		—		—		—
KT Commerce Inc.		471		—		49,039		23,445		—		—		—		—		—
KT M Hows Co., Ltd.		861		—		460		—		—		—		—		—		—
KT M&S Co., Ltd.		208,423		18		101,145		—		—		—		—		—		—
GENIE Music Corporation		943		—		29,849		—		—		—		—		—		—
KT M Mobile Co., Ltd.		60,352		—		8,874		—		—		—		—		—		—
Nasmedia, Co., Ltd.		334		—		3,060		—		—		—		—		—		2,994
KT MOS Nambu Co., Ltd.		909		—		32,394		367		—		—		—		—		—
KT MOS Bukbu Co., Ltd.		1,270		—		33,225		—		—		—		—		—		—
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		278		—		21,855		52,671		—		—		—		—		—
KHS Corporation		4		—		1,135		—		—		—		—		—		—
Others		10,327		5		24,044		—		557		—		—		—		4,294
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		—		—		—		—		—		143		28,208
K Bank Inc.		1,916		—		4		—		—		—		—		—		—
Others		492		73		2,438		—		—		—		—		—		6,120
Others
KHS Corporation[3]		8		—		1,744		—		—		—		—		—		—

Total	~~W~~	458,553	~~W~~	183	~~W~~	1,242,007	~~W~~	76,542	~~W~~	557	~~W~~	38	~~W~~	67	~~W~~	644	~~W~~	68,740

[1]	Amounts include acquisition of property, equipment and others.
[2]	Transaction amount before being excluded from subsidiaries.
[3]	Transaction amount before being included as a subsidiary.

40

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	2020
	Sales				Purchases				Acquisition of right-of- use assets		Finance income		Finance costs		Dividends received
	Operating revenue		Other income		Operating expenses		Others [1]
Subsidiaries
KT Powertel Co., Ltd	~~W~~	3,925	~~W~~	—	~~W~~	488	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—
KT Linkus Co., Ltd.		5,287		—		29,960		511		—		—		—		—
KT Telecop Co., Ltd.		4,838		—		9,110		—		—		—		1		—
KTCS Corporation		34,318		75		158,921		1,453		—		—		—		254
KTIS Corporation		23,314		—		143,914		—		—		1		—		918
KT Service Bukbu Co., Ltd.		6,852		2		100,727		—		—		1		—		—
KT Service Nambu Co., Ltd.		5,844		2		116,742		—		—		—		—		—
KT Skylife Co., Ltd.		15,175		13		20,486		—		—		—		2		8,368
KTDS Co., Ltd.		7,052		1		151,232		3		—		1		—		5,208
KT Estate Inc.		5,906		—		73,514		—		1		—		994		42,680
Skylife TV Co., Ltd.		1,765		—		3,510		—		—		45		—		—
BC Card Co., Ltd.		4,917		24		14,843		—		—		2		—		52,013
KT Sat Co., Ltd.		6,751		—		6,926		—		—		—		—		—
KT Hitel Co., Ltd.		12,259		—		30,070		—		—		—		—		—
KT Commerce Inc.		467		—		73,295		22,492		—		—		—		—
KT M Hows Co., Ltd.		703		—		493		—		—		—		—		1,520
KT M&S Co., Ltd.		182,378		50		100,343		—		—		—		—		—
GENIE Music Corporation		2,754		—		27,404		—		—		—		—		—
KT M Mobile Co., Ltd.		40,448		—		5,247		—		—		—		—		—
Nasmedia, Co., Ltd.		245		—		3,326		—		—		—		—		2,470
KT MOS Nambu Co., Ltd.		883		5		29,871		3,368		—		—		—		—
KT MOS Bukbu Co., Ltd.		1,202		—		30,786		—		—		—		—		—
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		59		—		7,490		36,238		—		—		—		—
Others		7,695		5		23,027		—		—		—		1		1,293
Associates and joint ventures
K-REALTY CR REITs No.1		—		—		262		—		—		4		703		2,261
K Bank Inc.		1,050		—		2		—		—		—		—		—
KIF Investment Fund		—		—		—		—		—		—		—		9,240
Others		226		37		1,623		—		—		—		—		—
Others
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.) [2]		149		—		25,082		61,409		—		—		1		—
KHS Corporation		18		—		6,180		—		—		—		—		—

Total	~~W~~	376,480	~~W~~	214	~~W~~	1,194,874	~~W~~	125,474	~~W~~	1	~~W~~	54	~~W~~	1,702	~~W~~	126,225

[1]	Amounts include acquisition of property, equipment and others.
[2]	Transaction amount before being included as a subsidiary.

41

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

Key management compensation for the six-month periods ended June 30, 2021 and 2020, consists of:

(in millions of Korean won)	2021		2020
Salaries and other short-term benefits	~~W~~	1,082	~~W~~	1,033
Post-employment benefits		209		179
Stock-based compensation		338		312

Total	~~W~~	1,629	~~W~~	1,524

Fund transactions with related parties for the six—month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021
	Loan transactions				Borrowing transactions[1]				Equity contributions in cash
	Loans		Collections		Borrowings		Refunds
Subsidiaries
KT Strategic Investment Fund No.5	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	6,460
KTIS Corporation		—		—		—		7		—
KT Estate Inc		—		—		38		13,691		—
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		—		—		—		2		—
KT Studio Genie Co., Ltd.		102		102		—		—		45,687
KT M&S Co., Ltd.		19,500		18,125		—		—		—
Skylife TV Co., Ltd		—		—		—		—		(3,000)
KT Linkus Co., Ltd.		—		—		—		1		—
Others		2		—		—		6		(8,610)
Associates and joint ventures
KT-Smart Factory Investment Fund		—		—		—		—		1,000
K-REALTY CR REIT 1		—		—		—		9,577		—
KT Young Entrepreneurs DNA Investment Fund		—		—		—		—		7,700
KT-IBKC Future Investment Fund 1		—		—		—		—		(3,900)
Other		—		—		—		—		(1,320)

Total	~~W~~	19,604	~~W~~	18,227	~~W~~	38	~~W~~	23,284	~~W~~	44,017

[1]	Borrowing transactions include lease transactions.

42

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	2020
	Loan transactions				Borrowing transactions[1]				Equity contributions
	Loans		Collections		Borrowings		Refunds		in cash
Subsidiaries
KTIS Corporation	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	13	~~W~~	—
KT Estate Inc.		—		—		1		13,899		—
KBTO Sp.z o.o.		—		—		—		—		1,681
KT M&S Co., Ltd.		—		1,545		—		—		—
Storywiz Co., Ltd.		—		—		—		—		14,000
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.)		—		—		—		21		28,000
Others		—		—				82		7,172
Associates and joint ventures
KT-Smart Factory Investment Fund		—		—		—		—		2,000
K-REALTY CR REITs No.1		—		—		—		13,593		—
KT-CKP New Media Investment Fund		—		—		—		—		(148)
KT Young Entrepreneurs DNA Investment Fund		—		—		—		—		3,300
Hyundai Robotics Co., Ltd.										50,000
Others
KT Engineering Co., Ltd. (KT ENGCORE Co., Ltd.). [2]		—		—		—		34		—

Total	~~W~~	—	~~W~~	1,545	~~W~~	1	~~W~~	27,642	~~W~~	106,005

[1]	Borrowing transactions include lease transactions.
[2]	Transaction amount before being included as a subsidiary.

At the end of the reporting period, the Company entered into a credit card agreement with a limit of ~~W~~ 4,733 million (December 31, 2020: ~~W~~ 4,731 million) with BC Card Co., Ltd.

At the end of reporting period, there are no collateral and payment guarantees provided by the related parties.

43

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

28.	Fair Value

During the period ended June 30, 2021, there have been no significant changes in the business or economic environment that affect the fair value of the Company’s financial assets and liabilities.

(1)	Fair Value of Financial Instruments by Category

Carrying amount and fair value of financial instruments by category as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021				December 31, 2020
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and cash equivalents	~~W~~	1,926,655		[1]	~~W~~	1,541,210		[1]
Trade and other receivables
Financial assets measured at amortized cost [2]		3,089,668		[1]		3,085,047		[1]
Financial assets at fair value through other comprehensive income		881,466	~~W~~	881,466		1,118,619	~~W~~	1,118,619
Other financial assets
Financial assets measured at amortized cost		72,522		[1]		262,477		[1]
Financial assets at fair value through profit or loss		184,829		184,829		155,805		155,805
Financial assets at fair value through other comprehensive income		60,532		60,532		22,860		22,860
Derivative financial assets for hedging		22,541		22,541		7,684		7,684

Total	~~W~~	6,238,213			~~W~~	6,193,702

Financial liabilities
Trade and other payables	~~W~~	4,797,541		[1]	~~W~~	5,015,237		[1]
Borrowings		7,089,377		[1]		6,945,768		[1]
Other financial liabilities
Derivative financial liabilities for hedging		62,153		62,153		120,349		120,349

Total	~~W~~	11,949,071			~~W~~	12,081,354

[1]	The Company did not conduct a fair value estimation since the book amount is a reasonable approximation of fair value.
[2]	With the application of Korean IFRS 1107, lease receivables and lease liabilities are excluded from fair value disclosure.

44

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

(2)	Fair Value Hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. Financial instruments that are measured at fair value are categorized by the fair value hierarchy, and the defined levels are as follows:

•

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.

•

Level 2: The fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

Fair value hierarchy classifications of financial assets and financial liabilities that are measured at fair value or its fair value is disclosed as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	881,466	~~W~~	—	~~W~~	881,466
Other financial assets
Financial assets at fair value through profit or loss		187		—		184,642		184,829
Financial assets at fair value through other comprehensive income		2,460		—		58,072		60,532
Derivative financial assets for hedging		—		11,182		11,359		22,541

Total	~~W~~	2,647	~~W~~	892,648	~~W~~	254,073	~~W~~	1,149,368

Liabilities
Other financial liabilities
Derivative financial liabilities for hedging	~~W~~	—	~~W~~	62,153	~~W~~	—	~~W~~	62,153

Total	~~W~~	—	~~W~~	62,153	~~W~~	—	~~W~~	62,153

45

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	December 31, 2020
	Level 1		Level 2		Level 3		Total
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	—	~~W~~	1,118,619	~~W~~	—	~~W~~	1,118,619
Other financial assets
Financial assets at fair value through profit or loss		110		—		155,695		155,805
Financial assets at fair value through other comprehensive income		1,825		—		21,035		22,860
Derivative financial assets for hedging		—		7,684		—		7,684

Total	~~W~~	1,935	~~W~~	1,126,303	~~W~~	176,730	~~W~~	1,304,968

Liabilities
Other financial liabilities
Derivative financial liabilities for hedging	~~W~~	—	~~W~~	116,155	~~W~~	4,194	~~W~~	120,349

Total	~~W~~	—	~~W~~	116,155	~~W~~	4,194	~~W~~	120,349

(3)	Transfers Between Fair Value Hierarchy Levels of Recurring Fair Value Measurements

There are no transfers between Level 1 and Level 2 of the fair value hierarchy for recurring fair value measurements.

Details of changes in Level 3 of the fair value hierarchy for recurring fair value measurements are as follows:

(in millions of Korean won)	2021
	Financial assets
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging
Beginning balance	~~W~~	155,695	~~W~~	21,035	~~W~~	(4,194)
Amount recognized in profit or loss		—		—		20,925
Amount recognized in other comprehensive income		—		—		(5,372)
Acquisition amount		49,463		22,680		—
Transfers		(18,044)		14,357		—
Disposal Amount		(2,472)		—		—

Ending balance	~~W~~	184,642	~~W~~	58,072	~~W~~	11,359

46

KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	2020
	Financial assets
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income		Derivative financial assets for hedging
Beginning balance	~~W~~	131,112	~~W~~	18,964	~~W~~	17,642
Amount recognized in profit or loss		—		—		16,447
Amount recognized in other comprehensive income		—		—		6,463
Acquisition amount		32,881		—		—
Transfers		(28,000)		—		—
Disposal Amount		(936)		(302)		—

Ending balance	~~W~~	135,057	~~W~~	18,662	~~W~~	40,552

(4)	Valuation Techniques and Inputs

Valuation techniques and inputs used in recurring and non-recurring fair value measurements and disclosed fair value categorized within Level 2 and Level 3 of the fair value hierarchy as at June 30, 2021 and December 31, 2020, are as follows:

(in millions of Korean won)	June 30, 2021
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	881,466	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		184,642	3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		58,072 11,182	3 2	DCF Model DCF Model
Derivative financial assets for hedging		11,359	3	Hull-White Model, DCF Model
Liabilities
Other financial liabilities
Derivative financial liabilities for hedging	~~W~~	62,153	2	DCF Model

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KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

(in millions of Korean won)	December 31, 2020
	Fair value		Level	Valuation techniques
Assets
Trade and other receivables
Financial assets at fair value through other comprehensive income	~~W~~	1,118,619	2	DCF Model
Other financial assets
Financial assets at fair value through profit or loss		155,695	3	DCF Model, Adjusted net asset model
Financial assets at fair value through other comprehensive income		21,035	3	DCF Model
Derivative financial assets for hedging		7,684	2	DCF Model
Liabilities
Other financial liabilities		116,155	2	DCF Model
Derivative financial liabilities for hedging		4,194	3	Hull-White Model, DCF Model

(5)	Valuation Processes for Fair Value Measurements Categorized Within Level 3

The Company uses external experts that perform the fair value measurements required for financial reporting purposes. External experts report directly to the Chief Financial Officer (CFO), and discuss valuation processes and results with the CFO in line with the Company’s closing dates.

(6)	Gains and Losses on Valuation at the Transaction Date

In the case that the Company values derivative financial instruments using inputs not based on observable market data, and the fair value calculated by valuation methods using such data differs from the transaction price, then the fair value of the financial instrument is recognized at the transaction price. The difference between the fair value at initial recognition and the transaction price is deferred and amortized using a straight-line method by maturity of the financial instrument. However, in the case that the inputs of the valuation method become observable in markets, the remaining deferred difference is immediately recognized in full in profit or loss.

In relation to this, details and changes of the total deferred difference for the six-month periods ended June 30, 2021 and 2020, are as follows:

(in millions of Korean won)	2021		2020
	Derivatives used for hedging		Derivatives used for hedging
I. Beginning balance	~~W~~	2,257	~~W~~	3,682
II. New transactions		—		—
III. Recognized at fair value through profit or loss		(713)		(713)

IV. Ending balance (I+II+III)	~~W~~	1,544	~~W~~	2,969

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KT Corporation

Notes to the Separate Interim Financial Statements

June 30, 2021 and 2020 (Unaudited), and December 31, 2020

29.	Changes in Accounting Policies - Determination of Lease Term Considering Economic Penalty

The Company has changed its accounting policy by adopting accounting treatments in accordance with the agenda decisions for ‘Lease Term and Useful Life of Leasehold Improvements’ issued by the IFRS Interpretations Committee on December 16, 2019. The changes in accounting policy have been firstly retrospectively applied to the 2020 annual consolidated financial statements in accordance with Korean IFRS 1008 Accounting Policies, Changes in Accounting Estimates and Errors. The Company adjusted the comparative consolidated financial statements for the three and six-month period ended June 30, 2020.

In relation to the changes in accounting policy, the adjusted amounts recognized in each line item in the financial statements are as follows:

Statements of Profit or Loss

(in millions of Korean won)	Periods ended June 30, 2020
	Amount based on previous policy				Adjustment				Amount based on changed policy
	Three Months		Six Months		Three Months		Six Months		Three Months		Six Months
Operating expenses	~~W~~	4,086,973	~~W~~	8,216,435	~~W~~	(1,650)	~~W~~	(3,403)	~~W~~	4,085,323	~~W~~	8,213,032
Other income		64,477		227,049		2,219		3,534		66,696		230,583
Other expenses		81,970		111,432		—		—		81,970		111,432
Finance income		17,695		244,126		—		—		17,695		244,126
Finance cost		28,195		253,526		2,383		4,831		30,578		258,357
Income tax expense		58,941		172,731		—		—		58,941		172,731
Profit for the period		165,768		485,793		1,486		2,106		167,254		487,899
Basic earnings per share		676		1,981		6		8		682		1,989
Diluted earnings per share		676		1,980		6		8		682		1,988

30.	Events After the Reporting Period

The Company has issued the following bonds after the end of the reporting period.

(in thousands of USD)	Issue date	Face value	Interest rate	Redemption date
2021 Global	2021-07-21	USD 300,000	1.375%	2027-01-21

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